Exhibit 1
THIS DOCUMENT IS IMPORTANT AND REQUIRES
YOUR IMMEDIATE ATTENTION
VIATEL HOLDING (BERMUDA) LIMITED
Inbucon House
Wick Road
Egham, Surrey TW20 0HR
United Kingdom
(44) 1784-494-200
Preliminary Notice of Special General Meeting
In Connection with
Proposed Share Consolidation
A notice convening the Special General Meeting of Viatel Holding (Bermuda) Limited (the “Company”) to be held on [                    ], 2008 at 11.00 am at the offices of Appleby, Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda, is enclosed with this document.
Your attention is drawn in particular to the letter from the Chairman of the Company set out in Part I of this document which recommends you approve a consolidation of the Company’s share capital and certain Bye-Law amendments by voting in favour of the Resolutions to be proposed at the Special General Meeting.
Please complete, sign and return the enclosed Form of Proxy in accordance with the printed instructions thereon as soon as possible but, in any event, so as to be delivered by mail to Proxy Services, Continental Stock Transfer & Trust Co. or by fax to (212) 509-5152 no later than 24 hours before the time fixed for the Special General Meeting. The completion and return of a Form of Proxy will not preclude you from attending the Special General Meeting and voting in person if you so wish.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTIONS DISCUSSED IN THIS DOCUMENT; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS; OR PASSED UPON THE ADEQUACY OF THE DISCLOSURES IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Timetable of Events

Record Date of Special General Meeting	January [__], 2008

Latest time and date of receipt of proxies	11.00 am on [ ], 2008

Special General Meeting	11.00 am on [ ], 2008

All times are local in Bermuda

Definitions
In this document, the following definitions shall apply:

“Board”, “Board of Directors” or “the Directors”	the directors of the Company;

“Bye-Laws”	the Bye-Laws of the Company;

“Common Shares”	prior to the Share Consolidation, the Existing Common Shares, and upon the Share Consolidation and thereafter, the New Common Shares;

“Conyers”	Conyers, Dill & Pearman;

“Dorsey”	Dorsey & Whitney LLP;

“Duff & Phelps”	Duff & Phelps LLC;

“Effective Time”	the time that the Share Consolidation will become effective;

“Exchange Act”	the Securities Exchange Act of 1934, as amended, and the rules of the SEC adopted thereunder;

“Existing Common Shares”	the existing common shares of par value $0.01 each in the share capital of the Company;

“Form of Proxy”	the form of proxy attached to this document for use by Shareholders in connection with the Special General Meeting;

“Global Voice”	Global Voice Group Limited;

“Holder of the Special Share”	the registered holder of the Special Share;

“Holder of Record”	a person or legal entity deemed under Rule 12g-4 promulgated under the Exchange Act to be a holder of Common Shares;

“Increasing Rate Notes”	our senior secured increasing rate notes due 2008 issued pursuant to an Investment and Note Purchase Agreement dated as of June 23, 2005, issued in June 2005 to Morgan Stanley and Värde, and in each of March 2006, December 2006, April 2007 and December 2007, to Morgan Stanley, Värde and Stonehill;

“Investors” or “Investor Group”	each and any of Morgan Stanley; Ahab Partners, L.P.; CFSC Wayland Advisers, Inc.; Värde; Ore Hill Hub Fund Ltd.; Stonehill; Wayland Distressed Opportunities Fund I-A, LLC; Sapphire Special Opportunities Fund, LLC; and Lucy Woods, in their capacity as purchasers of the Notes;

“IRS”	the U.S. Internal Revenue Service;

“LTM Revenue”	revenues of an entity for the last twelve months prior to the date of determination;

“Majority Noteholder”	such person(s) as is at the relevant time, the holder(s) of the majority of the then outstanding principal amount of the Notes;

“Morgan Stanley”	Morgan Stanley & Co. Incorporated;

“New Common Shares”	the proposed new common shares of par value $3.00 each in the share capital of the Company and resulting from the Share Consolidation;

“Notes”	together the Increasing Rate Notes and the 2004 Notes;

“Record Date”	January [___], 2008;

“Resolutions”	the resolutions set out in the notice of the SGM attached as Annex A to this document;

“Sarbanes-Oxley Act”	the Sarbanes-Oxley Act of 2002;

“SEC”	the United States Securities and Exchange Commission;

“Security Deeds”	together, the Security Trust and Intercreditor Deeds made between the Company and the Security Trustee dated as of April 21, 2004 and June 23, 2005, respectively;

“Security Trustee”	Law Debenture Trust Corporation plc, as the security trustee appointed under the Security Deeds in order to hold certain security interests in or with respect to the Company in trust for all or, as applicable, certain members of the Investor Group;

“Share Consolidation”	the proposed consolidation of the share capital of the Company to be effected through consolidating every 300 Existing Common Shares into one New Common Share;

“Shareholder”	a holder of Existing Common Shares and, upon and following the Share Consolidation, a holder of New Common Shares;

“Special Committee”	the committee of the Board established pursuant to Bye-Law 104 to consider various matters in connection with the Company’s status as a U.S. public company, including a potential “going-private” transaction;

“Special General Meeting” or “SGM”	the special general meeting of the Company, notice of which is set out in Annex A to this document, and any adjournment thereof;

“Special Share”	the common share of par value $0.01 held by the Holder of the Special Share and having the rights set out in the Bye-Laws;

“Stonehill”	Stonehill Institutional Partners, L.P.;

“2004 Notes”	our 8% convertible senior secured notes due 2014 issued to the Investors on April 21, 2004 in the aggregate principal amount of $52.3 million;

“Unaffiliated Shareholders”	Shareholders who are not affiliates of the Company;

“Värde”	collectively, The Värde Fund, L.P. and such of its affiliates as hold any of the Notes;

“VTL”	VTL, Inc., a wholly-owned subsidiary of the Company.

References in this document to: (i) “we”, “our”, “Viatel” or the “Company” refer to Viatel Holding (Bermuda) Limited and, where appropriate, its subsidiaries; and (ii) “$” refers to the currency of the United States of America.
Forward Looking Statements
This document, including the Annexes hereto, contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the Exchange Act, including statements concerning plans and objectives for future operations, events or performance and underlying assumptions and other statements which are other than statements of historical fact, including our financial projections. Any such forward-looking statements are not guarantees of future performance. Various known or unknown factors could in the future cause actual outcomes to differ materially from those anticipated in any such forward-looking statements. Such factors include, among other things, our ability to raise additional financing to fund operations, our ability to control costs and to become profitable, our ability to maintain a viable cash and balance sheet position or to reach cash break-even, our ability to maintain, operate and develop our network, and other unforeseen financial, legal, operational or technical issues. Any such forward-looking statements speak only as of the date they are made. We undertake no obligation to update any such forward-looking statement in light of new information or future events.

PART I – LETTER FROM THE CHAIRMAN OF VIATEL HOLDING (BERMUDA)
LIMITED
VIATEL HOLDING (BERMUDA) LIMITED
Canon’s Court
22 Victoria Street
Hamilton HM12
Bermuda
www.Viatel.com
January [__], 2008
To the Shareholders of Viatel Holding (Bermuda) Limited
Dear Shareholder:
     On December 19, 2007, the Board announced its intention to seek shareholder approval for the implementation of a “going-private” transaction (as such term is defined for U.S. securities laws purposes) to enable the Company to realize significant economic and competitive benefits by terminating its public reporting obligations with the SEC. The procedure by which we propose effecting the “going-private” transaction is a consolidation of the Company’s share capital. The purpose of this document is to provide you with details of, and background to, the proposed Share Consolidation and to explain why the Board considers the Share Consolidation to be in the best interest of the Company, and accordingly why they recommend that you approve and vote in favor of the Resolutions.
Background to and reasons for the Share Consolidation
     The Company currently incurs significant direct and indirect costs associated with its compliance with various reporting, filing and other legal obligations pertaining to its status as a public company for the purpose of U.S. securities laws. The direct costs in this regard are estimated at approximately $1,495,000 for 2008 (or approximately 4% of the Company’s 2006 gross revenue) representing an amount of $910,000 above the costs it is estimated would be incurred in 2008 if the Company were not subject to public reporting requirements. Indirect costs relate in particular to the significant senior management time that is required to ensure our ongoing compliance with our filing and other legal obligations as a public reporting company; such indirect costs are even more significant for a company of our size and relatively limited resources.
     In light, in particular, of these costs and additionally of the illiquid nature of the market for our Common Shares (trading only in the “Pink Sheets” in the United States), the Board established in June of this year a Special Committee to consider whether it would be in the interests of the Company and our Shareholders to consider a “going-private” transaction, by which it would terminate its reporting and related obligations through the deregistration of our Common Shares under the Exchange Act. The Special Committee includes only Directors who are otherwise unaffiliated with the Company and our Investor Group.

     Based on the recommendations of the Special Committee, the Board has concluded a “going-private” transaction to be in the best interest of both the Company and its Shareholders. In addition to the costs associated with its public reporting obligations, it is also considered, amongst other matters perceived as potential or actual disadvantages to the Company, that the Company is put at a significant competitive disadvantage through being subject to a level of public disclosure not required of its privately held competitors. Further, it appears that neither the Company nor the Shareholders derive any significant benefit from the Company’s public status – with the Board having no present intention of raising capital through the U.S. public capital markets or using our Common Shares as consideration in any corporate transaction, while the limited trading of our Common Shares in the Pink Sheets provides little liquidity for our Shareholders. Further details as to the basis of the Board’s conclusions in this respect are set out, in particular, in Part III – Special Factors.
Share Consolidation
     The procedure proposed for the implementation of the “going-private” transaction is a consolidation of the Company’s share capital through which every 300 Existing Common Shares will be consolidated into one New Common Share. Apart from having a different nominal value, the New Common Shares will have the same rights as the Existing Common Shares.
     Shareholders will not be entitled to receive fractions of New Common Shares arising from the Share Consolidation. In lieu of issuing fractional shares, the Board proposes that each Shareholder will receive cash consideration of $0.44 for each Existing Common Share held by such Shareholder at the Effective Time but which is not converted into a New Common Share in the Share Consolidation. Payment in respect of any fractional share entitlement (where appropriate) will be made promptly after the Effective Time.
Through the Share Consolidation, it is anticipated that the number of Holders of Record will be reduced to below 300, being the threshold below which a company may seek to deregister its shares under the Exchange Act, thereby terminating its reporting and other obligations as a SEC registrant. Further details of the procedure of the proposed Share Consolidation and its consequences for you as a Shareholder are included in Part II – Summary of Proposed Share Consolidation, and Part III – Special Factors.
Bye-Law Amendments
     Included in the Resolutions are certain proposed amendments to the Bye-Laws intended to facilitate the proposed Share Consolidation and, additionally, to enable the Company to ensure that the number of Holders of Record remains below 300, so as to avoid the recommencement of SEC reporting and other applicable obligations.
     Additionally, included in the proposed Bye-Law amendments is a proposal to allow the Company to take advantage of changes in Bermuda company law which permit companies to make greater use of electronic communications with shareholders (for example enabling the Company’s annual financial statements to be made available to Shareholders through publication on the Company’s website).
     It is considered by the Board that facilitating the use of electronic communications in this way will provide further benefits to the Company in terms of, in particular, speed of communication with Shareholders and reduced printing and mailing costs.
     The specific proposed Bye-Law amendments are included in the notice of the SGM, a copy of which is set out in Annex A to this document, and are explained further in Part IV – Bye-Law Amendments.
Approval of the Resolutions
     Under the terms of our Bye-Laws, both the Share Consolidation and the Bye-Law amendments require the approval of our Shareholders in general meeting. Since the Share Consolidation and Bye-Law amendments are actions referred to in, respectively, sub-paragraphs (e) and (j) of Bye-Law 76A (3), at the meeting convened for the passing of the relevant Resolutions, the Special Share, if voted on a poll, would carry nine votes for every one vote cast by a holder of any other shares. Morgan Stanley (as the Holder of the Special Share) has, however, advised the Board that, in such capacity, it will abstain from voting the Special Share so as to allow the Resolutions to be adopted by a simple majority vote of the Shareholders present in person or by proxy at the Special General Meeting.
Conclusion and Recommendation
     The Special Committee and the Board (with two members of the Board abstaining because they are affiliates of a member of the Investor Group) considered the proposed Share Consolidation and each of the Resolutions to be in the best interest of the Company and of its Unaffiliated Shareholders, and accordingly unanimously recommends you to vote in favour of each of the Resolutions.
Yours truly,

Leslie Goodman
Chairman

PART II – SUMMARY OF PROPOSED SHARE CONSOLIDATION
This summary is qualified in its entirety by the more detailed information set forth elsewhere in this document and, therefore, this document should be read in its entirety.
Share Consolidation
      The Board and the Special Committee have reviewed, and the Special Committee, unanimously, and the Board (with the two Morgan Stanley representatives recusing themselves because they are affiliates of a member of the Investor Group) recommend for your approval the Share Consolidation, whereby all of the Existing Common Shares shall be reconstituted on the basis of every three hundred (300) Existing Common Shares being consolidated into one (1) New Common Share. See “SPECIAL FACTORS – The Share Consolidation – Basic terms” at page 31.
Fractional share entitlements
     Shareholders whose holdings of Existing Common Shares cannot be consolidated into an exact number of New Common Shares will be left with fractional share entitlements in New Common Shares. The Company will not however issue fractional shares. Instead, Shareholders will receive a cash consideration in respect of such fractional share entitlements representing $0.44 for each Existing Common Share not consolidated into a New Common Share as a result of the Share Consolidation. Shareholders who own fewer than three hundred (300) Existing Common Shares immediately prior to the Share Consolidation will no longer be Shareholders post Share Consolidation.  See “SPECIAL FACTORS – The Share Consolidation – Basic terms” at page 31; “– The Share Consolidation – Effects of the Share Consolidation on Shareholders who hold fewer than 300 Common Shares in a single account” at page 32; and “– Effects of the Share Consolidation on shareholders who hold more than 300 Common Shares in a single account” at page 32.
Purpose of Share Consolidation
     The purpose of the Share Consolidation is to reduce the number of the Holders of Record to fewer than 300. This will enable us to terminate our public reporting obligations with the SEC so that we may continue future operations as a private company, relieving us of the costs, administrative burdens and competitive disadvantages associated with operating as a public company. See “SPECIAL FACTORS – Reasons for the Share Consolidation” at page 15.
Effects of Share Consolidation
     Following the Share Consolidation, we anticipate that we will have approximately 165 Holders of Record holding an aggregate of approximately 35,000 outstanding New Common Shares. See “SPECIAL FACTORS – Effects of the Share Consolidation on Our Company” at page 30.
     Following the Share Consolidation, we plan to terminate our public reporting. Our Common Shares do not currently qualify to be traded on any automated quotation system operated by a national securities association, and they will not so qualify following the Share Consolidation. Our Common Shares may continue to be eligible to trade in the “Pink Sheets”. However, Shareholders may experience a further loss of liquidity after the Share Consolidation and may be required to hold their Common Shares for an indefinite period of time.  See “SPECIAL FACTORS – Effects of the Share Consolidation on our Company” at page 30.

     Following the Share Consolidation, we plan to terminate our public reporting and operate as a private company. We currently expect our business and operations to continue in all material respects as they are currently being conducted and, except as disclosed in this document, the Share Consolidation is not anticipated to have any material effect on the conduct of our business. We expect to be subject to substantially the same risks and uncertainties after the Share Consolidation.   See “SPECIAL FACTORS – Conduct of our Business after the Share Consolidation – Future Company Plans” at page 31.
Establishment of Special Committee
     In view of the possible conflicts involved in a “going-private” transaction, our Board adopted resolutions as of June 8, 2007 establishing the Special Committee for the purpose of considering, in particular: (i) the advantages/disadvantages to the Company and our Shareholders of the Company’s current status as a public company in the United States, i.e., a company with a class of equity securities registered under Section 12 of the Exchange Act; and (ii) whether it would be in the interests of the Company to effect a “going-private” transaction and all relevant issues relating to any such transaction, including structure, cost, timing and procedural and substantive fairness to our Unaffiliated Shareholders.
     The Special Committee had nine meetings between June 27, 2007 and November 16, 2007. The Special Committee retained its own financial advisor and legal counsel to advise it in relation to the Share Consolidation. See “SPECIAL FACTORS – Special Committee of the Board” at page 17.
Opinion of Duff & Phelps
     Duff & Phelps has delivered its written opinion to the effect that, as of November 16, 2007, the cash consideration to be received in respect of fractional share entitlements in our New Common Shares by our Unaffiliated Shareholders was fair to such Unaffiliated Shareholders from a financial point of view.
     Duff & Phelps’ opinion was directed to the Special Committee and only addressed the fairness from a financial point of view of the cash consideration to be received in respect of fractional share entitlements in our New Common Shares by our Unaffiliated Shareholders under the Share Consolidation and did not address any other aspect or implication of the Share Consolidation. The summary of Duff & Phelps’ opinion in this document is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this document and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Duff & Phelps in preparing its opinion. However, neither Duff & Phelps’ written opinion nor the summary of its opinion and the related analyses set forth in this document are intended to be, and do not constitute advice or a recommendation to any Shareholder as to how such Shareholder should act or vote with respect to the proposed Share Consolidation. See “SPECIAL FACTORS – Opinion of Duff & Phelps” beginning on page 19.
Findings of Special Committee
     After a review of the Share Consolidation proposal and consultation with legal counsel and its financial advisors, the Special Committee resolved on November 16, 2007 to present its findings and recommendations to the Board. The Board met to consider these findings and recommendations on November 23, 2007. The Special Committee reported on each of four possible means of reducing our number of Holders of Record below 300: share consolidation, reduction of capital, amalgamation with another company and a scheme of arrangement. The Special Committee found that a share consolidation was the most viable and cost-effective alternative available to us to reduce the number of our Holders of Record below 300, thereby allowing us to terminate our public reporting obligations. The Special Committee further concluded that by continuing future operations as a private company, we would be relieved of the costs, administrative burdens and competitive disadvantages associated with operating as a public company. See “SPECIAL FACTORS – Background of the Share Consolidation – Alternatives considered by the Special Committee” at page 14; and “Special Committee of the Board” at page 17.
     In determining the consideration payable in respect of fractional share entitlements (representing consideration of $0.44 per each Existing Common Share not consolidated into a New Common Share as a result of the Share Consolidation), the Special Committee considered, among other things, the historical market price for our Common Shares for the period from January 1, 2007 to October 29, 2007, the financial analyses reviewed and discussed with the Special Committee by representatives of Duff & Phelps, as well as the confirmation by Duff & Phelps of its ability to render its opinion to the Special Committee subject to receipt of a management representation letter (which was subsequently confirmed in writing by delivery of Duff & Phelps’ written opinion dated as of November 16, 2007) with respect to the fairness from a financial point of view of the cash consideration to be received in respect of fractional share entitlements in our New Common Shares by our Unaffiliated Shareholders. The Special Committee further found that the Share Consolidation was substantively and procedurally fair, and that the transaction was in the best interest or our Unaffiliated Shareholders. See “SPECIAL FACTORS – Special Committee of the Board” at page 17.
Approval of Board of Directors
     At a Board Meeting held on November 23, 2007, our Board (with Thomas E. Doster IV and Iain Burnett, the two Morgan Stanley representatives recusing themselves because they are affiliates of Morgan Stanley, which is a member of the Investor Group), adopted the Special Committee’s recommendation regarding the Share Consolidation based on the Special Committee’s determination that the Share Consolidation was fair and in the best interest of our Company and our Unaffiliated Shareholders and adopted resolutions authorizing and approving, in principle, the implementation of the Share Consolidation. The management of our Company were further instructed to: (i) engage with Morgan Stanley in order to ascertain whether Morgan Stanley would be prepared to provide (and/or procure the provision of) such consents to the proposed transaction as might be required under our Bye-Laws (in its capacity as the Holder of the Special Share) and/or under the various security arrangements existing in favor of the Investor Group in connection with the issuance of the Notes (in its capacity as the Majority Noteholder); and (ii) prepare with Company counsel drafts of the documentation that might be required to be filed with the SEC with a view to final approval of the Share Consolidation being deferred to a subsequent meeting. On December 13, 2007, the Board (with Thomas E. Doster IV and Iain Burnett, the two Morgan Stanley representatives recusing themselves because they are affiliates of Morgan Stanley, which is a member of the Investor Group) determined the Share Consolidation to be substantively and procedurally fair to the Company and to its Unaffiliated Shareholders and adopted resolutions authorizing and approving the implementation of the Share Consolidation subject only to the obtaining of requisite Shareholder and third party approvals or consents. The Board (with the two Morgan Stanley members recusing themselves) also adopted resolutions approving the filing of this document (in substantially the same form as the draft presented to the Board) and the making of related filings with the SEC. See “SPECIAL FACTORS – Approval of the Share Consolidation By Our Board” at page 24.
Approval of Shareholders and Special Share
     The proposed action to implement the Share Consolidation and amend the Bye-Laws requires the affirmative vote or written consent of the holders of a majority of the Common Shares present in person or by proxy at the Special General Meeting. Each Shareholder is entitled to one vote per Common Share. Under our Bye-Laws, the Share Consolidation and Bye-Law amendments are actions that would require the presence of the Holder of the Special Share at a general meeting convened to consider such action in order to establish a quorum at such general meeting and would entitle the Holder of the Special Share to weighted voting rights, such that, if the Special Share were voted, it would carry nine votes for every other vote cast. Morgan Stanley, in its capacity as the Holder of the Special Share, has advised the Board that it will not vote the Special Share in connection with the approval of the Share Consolidation and the Bye-Law amendments at the Special General Meeting, but will be present at the Special General Meeting for the purpose of establishing a quorum. It has, however, granted its consent, as the Holder of the Special Share and to the extent required under the Company’s Bye-Law 76A, to permit the Share Consolidation. Morgan Stanley has additionally indicated that it will vote its Common Shares at the Special General Meeting.
Estimated Effective Time; Reservation of rights
     Assuming approval of the Shareholders is received, the Company anticipates that the Effective Time will be 6:00 p.m. Bermuda local time on the date of the Special General Meeting.  See “SPECIAL FACTORS – The Share Consolidation – Effective Time of the Share Consolidation” at page 32.

The Board reserves the right, in its discretion, to abandon the Share Consolidation prior to the proposed Effective Time if it determines that abandoning the Share Consolidation is in the best interest of the Company.  The Board believes that it is prudent to recognize that, between the date of this document and the Effective Time, factual circumstances could possibly change such that it might not be appropriate or desirable to complete the Share Consolidation at that time or on the terms currently proposed.  Such factual circumstances could include a material change to the Company’s business, litigation affecting the Company’s ability to proceed with the Share Consolidation or a material increase in the related transaction costs (including the cost of the cash payments to be made in consideration for fractional share entitlements).  In addition, the Board reserves the right, at its absolute discretion, to regard multiple accounts held in the name of, or reasonably considered by the Board to be held in the name of a single beneficial owner, as a single account for purposes of effecting the Share Consolidation. This discretion is designed to enable the Company to effect, rather than abandon, the Share Consolidation in the event beneficial owners seek to break their respective holdings into multiple accounts under the same name following the announcement of the Share Consolidation resulting in a material increase in the anticipated cost to the Company of effecting the Share Consolidation. See “SPECIAL FACTORS – The Share Consolidation – Reservation of rights to abandon the Share Consolidation or to not recognize multiple accounts created by a single beneficial owner” at page 33.
Source of funds
     We plan to use our available cash to fund the expenses and cash consideration for the Share Consolidation. We estimate that approximately $850,000 in cash will be required to complete the Share Consolidation, which includes professional fees and other expenses related to the transaction (including those accrued to date) and cash payments to be made as consideration for the fractional share entitlements. We estimate that the fractional shares that would otherwise be issued in the Share Consolidation to our Holders of Record would aggregate to approximately 112,110 Existing Common Shares, resulting in cash payments of approximately $50,000 (112,110 Existing Common Shares at $0.44 per share). See “SPECIAL FACTORS – Source of Funds” at page 34.
Potential conflicts of interest
     Morgan Stanley holds approximately 15.2% of our outstanding Common Shares. Morgan Stanley has indicated that it will vote its Common Shares at the Special General Meeting. Morgan Stanley is also the Holder of the Special Share, but has advised the Board that it will not vote the Special Share on either the Resolutions related to the Share Consolidation or those related to the proposed amendments to the Bye-Laws. It has, however, granted its consent, as the Holder of the Special Share and to the extent required under the Company’s Bye-Law 76A, to permit the Share Consolidation. Morgan Stanley, in its capacity as Majority Noteholder, has indicated that it will direct the Security Trustee to give such consents to the actions proposed to be implemented in connection with the Share Consolidation (as set out in the Resolutions) as may be required under the Security Deeds documenting the security arrangements put in place with respect to the Notes. Lucy Woods, our Chief Executive Officer, also holds approximately 0.5% of the outstanding principal amount of the 2004 Notes. Ms. Woods voted at the meetings of the Board held on each of November 23, 2007 and December 13, 2007 on resolutions related to the Share Consolidation, in each case after having declared her interest in the 2004 Notes to the other Directors. See “SPECIAL FACTORS – Disclosure of Financial Interests of Special Committee Members and Board Members”.
Tax consequences
     We believe the Share Consolidation will be treated as a tax-free “recapitalization” for U.S. federal income tax purposes, which will result in no material federal income tax consequences to us. Depending on each Shareholder’s individual situation, the Share Consolidation may give rise to certain income tax consequences for Shareholders. See “SPECIAL FACTORS – Certain Material Federal Income Tax Consequences” on page 35.
No dissenters’ appraisal rights
     We are a Bermuda corporation governed by the laws of Bermuda. Bermuda law does not provide for dissenters’ appraisal rights in connection with the Share Consolidation. Accordingly, to the extent a Shareholder desires to be included or excluded from the effect of the Share Consolidation, he or she may have to purchase additional Common Shares or sell Common Shares. See “SPECIAL FACTORS – The Share Consolidation – Basic Terms” at page 31; Effects of the Share Consolidation on Shareholders who hold fewer than 300 Common Shares in a single account” at page 32; and “Effects of the Share Consolidation on Shareholders who hold more than 300 Common Shares in a single account” at page 32.
Recommendations of the Special Committee and the Board
     To comply with the requirements of Rule 13e-3 under the Exchange Act, our Board and the Special Committee are required to make certain statements as to, among other matters, their belief as to the fairness of the proposed Share Consolidation to our Unaffiliated Shareholders. The requirements of Rule 13e-3 under the Exchange Act apply to the Share Consolidation because we are engaged in a “going-private” transaction under the applicable rules. The Special Committee unanimously determined that the Share Consolidation is advisable and fair to and in the best interest of our Unaffiliated Shareholders, and unanimously recommended that our Board approve and recommend that Shareholders approve the Resolutions implementing the Share Consolidation. Based in part on the unanimous recommendation of the Special Committee, our Board determined (with the two Morgan Stanley representatives recusing themselves because they are affiliates of a member of the Investor Group) that the Share Consolidation is fair to and in the best interest of our Unaffiliated Shareholders, and approved and recommend that Shareholders approve the Resolutions implementing the Share Consolidation. ACCORDINGLY, OUR BOARD RECOMMENDS THAT YOU VOTE “FOR” THE RESOLUTIONS IMPLEMENTING THE SHARE CONSOLIDATION. See “SPECIAL FACTORS – Reasons for the Share Consolidation” beginning on page 15.

PART III – SPECIAL FACTORS
Background of the Share Consolidation
Purpose of the Share Consolidation
     The purpose of the Share Consolidation is to reduce the number of the Holders of Record to fewer than 300 by consolidating every 300 Existing Common Shares into one New Common Share. This will enable us to terminate our public reporting and to continue future operations as a private company, thereby relieving us of the costs, administrative burdens and competitive disadvantages associated with operating as a public company. Cash consideration will be paid in respect of fractional share entitlements that would otherwise result from the Share Consolidation.
Alternatives considered by the Special Committee
     The Special Committee reviewed a number of alternatives for reducing the number of Holders of Record. The Special Committee initially considered the possibility of making a tender offer. The Special Committee believes that a tender offer would fail to achieve the desired results because we have a significant number of shareholders who own a small number of Common Shares and might accordingly have little economic interest in tendering their shares in a tender offer. A tender offer would not necessarily attract the interest of the small holders who would be needed to ensure the success of a “going-private” transaction as a tender offer. In addition, the Company had no identified source of legal funds to make a tender offer. As of the Record Date, we had approximately 1,045 Holders of Record, including approximately 870 holding fewer than 300 shares.
     The Special Committee also considered the possibility of a reduction of capital under Bermuda law by which the Company would cancel those Common Shares held by Shareholders holding less than such applicable aggregate number of Common Shares as is determined would, following the reduction, result in there being fewer than 300 Holders of Record. In such a situation, the holders of not less than ten per cent of the Common Shares would be entitled to apply to the Supreme Court of Bermuda to have the proposed reduction of capital cancelled. The Special Committee decided not to pursue a reduction of capital due, in particular, to its involving a greater degree of procedural complexity than a share consolidation and due to it being considered that the Company does not have, as a matter of Bermuda law, sufficient capital reserves from which to fund the necessary payments for the cancelled Common Shares. In addition, the Special Committee wanted to avoid undue delays that could result if the holders of more than ten per cent of our Common Shares objected to the reduction of capital.
     The third alternative considered by the Special Committee was an amalgamation under Bermuda law, which is similar to a merger transaction in the United States. Under this alternative, the Company would be amalgamated with another company (typically a newly formed third party acquisition vehicle) in the course of which, among other things, the Common Shares would be converted into common shares of the amalgamated company at an appropriate ratio such that, upon the amalgamation becoming effective, there would be fewer than 300 Holders of Record of shares in the amalgamated company. Those Shareholders who would be entitled to receive fractional shares in the amalgamated company would receive a cash payment in respect of such fractional share interest. It was, in particular, considered by the Special Committee that the procedure was generally more procedurally complex than other alternatives (share consolidation/share reduction) and would be dependent on a third party making a proposal with respect to an amalgamation. An amalgamation would additionally require the provision of a declaration to the effect that the realizable value of the amalgamated company’s assets was not less than the aggregate of its issued share capital and liabilities – for which it was likely that further costs would be incurred in the preparation of appropriate accounting statements and valuations in order to determine whether such declaration could be provided.
     Bermuda law also provides for a scheme of arrangement. Pursuant to a scheme of arrangement, a company may request that the Supreme Court of Bermuda sanction a proposed corporate action. The Special Committee considered employing a scheme of arrangement in connection with a reduction of the Company’s capital. It was estimated, however, in this respect that the procedure might take up to four months, with the consequence that even if the Company were to effect a “going-private” transaction by this method, it may result in the Company having to incur substantial additional costs in 2008 in order to comply with its ongoing reporting and other legal obligations as a public company. It was further considered that the professional fees associated with the transaction would likely be at least $100,000 greater than those likely to be incurred in connection with other alternatives, in part because of the need for court hearings and court approval. Accordingly, this possibility was deemed too cumbersome, expensive and time consuming, and therefore not to be in the Company’s or the Unaffiliated Shareholders’ interest, particularly when Bermuda counsel had advised as to the availability of alternative corporate procedures.
     The final alternative considered by the Special Committee was a share consolidation by which the Company could consolidate and divide all of its Common Shares into a smaller number of Common Shares with a greater par value. The consolidation ratio selected would be such that the number of Holders of Record following the share consolidation would be less than 300. The fractional share entitlements that would arise from the share consolidation would be eliminated either by: (i) effectively having the Company or a third party (including for this purpose a subsidiary of the Company) purchase them; or (ii) by canceling them in connection with a reduction of share capital by the Company, although, in the case of the Company, it was considered as noted above, that a reduction of share capital would probably not be capable of implementation due to the Company appearing not to have the necessary capital reserves from which to fund the necessary payments for the cancelled Common Shares. The requisite Shareholder approval would be a simple majority of the votes cast by Shareholders at a general meeting — unlike other alternatives (amalgamation/scheme of arrangement) there would be no requirement to undertake additional procedural steps prior to the convening of the requisite Shareholder general meeting, so that any risk to the Company of incurring expense in connection with the undertaking of corporate actions prior to the necessary general meeting at which the Shareholder consent would be sought, would be minimized. In light of this and generally of the comparatively less complicated, less time consuming and (in terms of professional fees) less costly procedural aspects of a share consolidation, the Special Committee concluded the Share Consolidation to be the most expeditious and economical way of reducing the number of Holders of Record to fewer than 300 and enabling us to effect the termination of our public reporting. As a result, on November 16, 2007, the Special Committee unanimously adopted resolutions recommending that the Board approve a 1-for-300 consolidation of our Common Shares, subject to Shareholder approval.
Reasons for the Share Consolidation
Costs of compliance
     We are experiencing very high costs of compliance in connection with our current Exchange Act reporting obligations. In addition, we expect to be subject to compliance with Section 404 of the Sarbanes-Oxley Act beginning with the fiscal year ending December 31, 2007. We have estimated that our costs of compliance with our reporting obligations were approximately $1.32 million in 2006 (or approximately 3.9% of our reported aggregate revenues for the 2006 fiscal year), and that these costs, including our obligations under Section 404 of the Sarbanes-Oxley Act, will be approximately $1.495 million in each of 2007 and 2008 (or approximately 4% of our reported aggregate revenue for the 2006 fiscal year) if we remain subject to those obligations as a publicly reporting company. By deregistering by, or in, February 2008, it is estimated that we could save $910,000 in 2008, with ongoing annual savings thereafter being in the region of $700,000. The reason for the larger initial savings is that the costs related to our compliance with Section 404 of the Sarbanes-Oxley Act to be incurred in 2007 and 2008 include professional fees related to the engagement of a third party accounting firm in connection with a Company project to review our internal procedures and controls to ensure their compliance with Section 404 of the Sarbanes-Oxley Act; it is anticipated that once the project were to be finalized in 2008, no significant additional fees would need to be subsequently incurred in this regard.

     The following table sets forth the total estimated costs for public company compliance that we would incur in 2008 and the reduced amounts that we would incur if we were to deregister by, or during, February 2008 (exclusive of fees and expenses related to the proposed Share Consolidation).

	Public Company	Private Company
Independent auditor fees	$520,000	$420,000
Sarbanes-Oxley Act Section 404
Annual Audit Related Fee	$260,000	—
Accountants’ fee in respect of compliance	$140,000	—
Directors’ and Officers’ insurance premiums	$150,000	$40,000
Board fees and expenses	$250,000	$125,000
Compliance related legal fees	$85,000	—
Printing and mailing	$45,000	—
Transfer Agent/Bermuda scrutineer	$45,000	—

	$1,495,000	$585,000

     In light in particular of the Company’s size and resources, and the lack of material benefits accruing to the Company through its public status, it is considered by the Board that the direct costs associated with maintaining its status as an Exchange Act reporting company are not justified.
     Estimates are based principally on historical costs incurred in previous years and on future estimates (provided by the relevant third parties) in respect of audit fees, insurance premiums and third party accountancy services required to ensure our compliance with Section 404 of the Sarbanes-Oxley Act. The estimates set forth above cannot, however, be guaranteed to be accurate – the actual savings to be realized from a “going-private” transaction could be higher or lower than such estimates.
Administrative burdens
     The preparation of the Company’s public reports and compliance with the accounting and other requirements of the Exchange Act and the burdensome governance procedures associated with being a public company are a significant burden on the Company’s management in addition to the financial costs of such compliance. This burden is even more material for a company of our size and relatively limited resources. The Board considers that it is important for the Company to be able to focus all of its resources and, in particular, its senior management on the operations of the business and, ultimately, on generating a return for our Shareholders.
Illiquid market and low price for common shares
     Our Common Shares are traded only in the “Pink Sheets” in the U.S. and have no stock exchange or other listing in the U.S. or abroad. The aggregate market value of the public float of our Common Shares has ranged from $1,063 to $637,800 in 2007. The Board believes that the Shareholders currently receive no meaningful economic benefits from the Company’s public status given that the public market for its shares is highly illiquid with an average daily trading volume of only 16,190 shares in 2007 (based on the 51 days the stock actually traded in 2007) and an annual trading volume of 2,879,062 in 2006 and only 825,666 during the period from January 1, 2007 through December 14, 2007. Our Common Shares have traded at a very low share price in recent years with high and low share prices in the period from January 1, 2007 through December 14, 2007 being $0.06 and $0.0001 per share and its high and low share prices in 2006 being $0.09 and $0.0001 per share. The consistently low share price ($0.005 per share at December 14, 2007) and the illiquidity of our Common Shares have additionally meant that the Company’s equity is not a useful incentive for employee compensation, for raising capital or as currency for acquisitions. Further, the Board has no present intention of raising capital through the U.S. public markets or using our Common Shares as consideration in any corporate transaction.
Competitive disadvantages
     The Company has a number of competitors that are private companies which are not required to make the detailed disclosures required by the Exchange Act. We believe that our detailed reporting is a competitive disadvantage vis-a-vis our private company competitors. This disclosure provides our competitors with considerably more information about the Company than the Company is generally able to obtain regarding its competitors. In this regard, it is further considered that a “going-private” transaction will enhance the Company’s competitive position.
Large number of small shareholders with no significant stake in the Company
     The Company believes it has a total of 1,045 Holders of Record and of those 870, or approximately 83%, hold fewer than 300 shares and the Board believes that there would be a benefit to the Company to eliminate the cost of administering small Shareholder accounts. Administrative costs related to our Shareholder base (including the costs of printing and mailing materials to our Shareholders) increases for each Shareholder account, regardless of the number of Common Shares held by such Shareholder. It is considered that the cost of administering the majority of our Shareholder accounts is disproportionate to the size of the holdings.
Special Committee of the Board
     At a meeting of the Board on December 7, 2006, senior management was requested to undertake an initial analysis as to the positive and negative factors relating to a potential ‘privatization’ of our Company. At a Board of Directors meeting, held by conference call on May 10, 2007, the Board first considered and discussed the possibility of a “going-private” transaction as a means of substantially reducing our general and administrative expenses and allowing senior management to focus all of its attention on maximizing revenues. It was however considered appropriate to establish a committee of Directors that were unaffiliated with any member of the Investor Group, for the purpose of considering whether or not it would be in the interests of the Company and its Shareholders to remain as a public company. Stuart Blythe, our in-house General Counsel, was requested to circulate to the Board draft resolutions establishing such a committee. In connection with this activity and any additional issues regarding the possible process of a “going-private” transaction, Baker & McKenzie LLP were retained on an interim basis (pending a final decision by the Special Committee as to independent counsel) in order to provide U.S. legal advice in particular as to how the Special Committee should be established to protect the interests of our Unaffiliated Shareholders.
     In view of the possible conflicts involved in a “going-private” transaction, our Board adopted resolutions as of June 8, 2007 establishing the Special Committee for the purpose of considering, in particular: (i) the advantages/disadvantages to the Company and our Shareholders of the Company’s current status as a public company in the United States, i.e., a company with a class of equity securities registered under Section 12 of the Exchange Act; and (ii) whether it would be in the interests of the Company to effect a “going-private” transaction and all relevant issues relating to any such transaction, including structure, cost, timing and procedural and substantive fairness to our Unaffiliated Shareholders. None of the Directors serving on the Special Committee is employed or affiliated with our Company or the Investors or any of their affiliates (except in their capacity as a Director of our Company). See “– Special Committee of the Board” beginning on page 17.
     The Special Committee met nine times between June 27, 2007 and November 16, 2007 to consider the desirability of and various other matters pertaining to a possible “going-private” transaction.
     On June 27, 2007, the Special Committee had its first meeting and requested various information from management as to management’s analysis of the positive and negative factors involved in having the Company remain a public reporting entity, including, in this regard, advice received by the Company from its external advisers regarding a “going-private” transaction. At the meeting, the Special Committee also considered a number of possible law firms to hire as independent counsel.
     On July 23, 2007, the Special Committee met to consider a presentation from management regarding key advantages and disadvantages of a “going-private” transaction and recommended to the Board that the Special Committee be authorized to explore further the impact on the Company and its Unaffiliated Shareholders of possible alternative “going-private” transactions. At that meeting the Special Committee retained Dorsey as independent U.S. legal counsel to the Special Committee. The only role that Dorsey played in the proposed “going-private” transaction was as independent U.S. legal counsel to the Special Committee. On August 6, 2007, the Board accepted the Special Committee’s recommendation regarding its consideration of a “going-private” transaction, and authorized the Special Committee to further explore the impact on the Company of possible alternative “going-private” transactions.
     In July and August 2007, Members of the Special Committee interviewed three investment banking and valuation firms to serve as possible financial advisors to the Special Committee. On September 3, 2007, the Special Committee met to consider retention of an independent financial adviser and also authorized the retention of Conyers as independent Bermuda counsel to the Special Committee.
     On September 26, 2007, members of the Special Committee interviewed and the Special Committee retained Duff & Phelps as the Special Committee’s financial adviser and authorized them to begin their financial analyses of the Company.
     On October 17, 2007, the Special Committee, Dorsey and Conyers met with Duff & Phelps who updated the Special Committee regarding its work schedule and progress and indicated that it would complete its work by the end of October 2007.
     On October 31, 2007, Duff & Phelps reviewed its preliminary financial analyses with respect to the Company with the Special Committee. The preliminary financial analyses reviewed by Duff & Phelps with the Special Committee at this meeting included preliminary versions of (and were substantially similar to) valuation analyses discussed with the Special Committee at its November 16 meeting, more fully described on pages 19 to 24 of this document, and were based on information, including stock prices, available as of October 1, 2007. Duff & Phelps noted that the Company’s decision whether or not to proceed with a proposal to expand the Company’s co-location business in London could have an impact on its financial analyses, but that it had been advised that the Company had not yet made a final decision whether or not to proceed with such expansion. Members of the Special Committee discussed, and Duff & Phelps responded to, questions by members of the Special Committee with respect to Duff & Phelps’ preliminary financial analyses.
     On November 3, 2007, the Special Committee met to discuss the available Bermuda law structures for a “going-private” transaction, including a share consolidation, a reduction of capital, an amalgamation and a Court approved scheme of arrangement. The Special Committee also began consideration of various possible consolidation ratios for the Common Shares and procedural matters relating to the holding of a Special General Meeting to consider a “going-private” transaction. The Special Committee also gave further consideration to the cash consideration that would be paid in respect of fractional share entitlements.
     At a meeting held on November 7, 2007, the Special Committee determined, having received advice from Conyers (as independent Bermuda counsel to the Special Committee) and Bermuda counsel to the Company, that a share consolidation together with a purchase of the resulting fractional share entitlements was the preferable method of accomplishing the “going-private” transaction. At that meeting, the Special Committee also continued its discussions with Duff & Phelps regarding its preliminary valuation analyses, which had not changed in any material respect since it reviewed its preliminary financial analyses with the Special Committee on October 31, 2007. The Special Committee further discussed and preliminarily determined that a 1-for-300 share consolidation of our Common Shares was an appropriate ratio given that it would leave the Company with such number of Holders of Record as was safely below the 300 record holder threshold for Exchange Act reporting purposes. It was also the sense of the Special Committee that the per share cash consideration for fractional share entitlements should be at the high end of the range of values indicated by the preliminary financial analyses discussed by Duff & Phelps with the Special Committee at its meeting on October 31, 2007. The proposed share consolidation ratio was a result of calculations intended to reduce the number of Holders of Record to fewer than 300 in order to achieve the purpose of “going-private”. It was noted that a 1-for-300 Share Consolidation would reduce the number of Holders of Record to 158 (based on the information then available to the Company) but was not anticipated to materially affect the percentage holdings of our other Shareholders and Investors. The Special Committee then discussed recommending that the Special Share abstain from voting on the “going-private” transaction. It was noted that the Special Share would not be affected by the Share Consolidation and yet it could control the outcome of the vote and therefore it would be desirable for it not to vote on the matter.
     At a meeting held on November 16, 2007, the Special Committee further considered: (i) the wording of proposed amendments to the Bye-Laws which were intended to clarify our ability to recognize beneficial ownership in our Common Shares (to give full effect to the proposed Share Consolidation at the beneficial ownership level) and to arrange for the sale and purchase of fractional share entitlements; (ii) the need for share premium in the Company’s share premium account to allow the Company, if required, to purchase fractional share entitlements, and alternative methods of funding any such purchase; and (iii) the desirability of adopting a further Bye-Law amendment to restrict transfers of shares in the event it appeared that the number of Holders of Record could increase subsequent to a “going-private” transaction to a number that would risk triggering a resumption of our Exchange Act reporting obligations. Duff & Phelps reviewed an update of its preliminary financial analyses with respect to the Company with the Special Committee, including additional analyses regarding implied equity value of our Common Shares using a Black-Scholes option pricing model. Thereafter, at the request of the Special Committee, Duff & Phelps confirmed its ability to render its opinion to the Special Committee subject to receipt of a management representation letter (which was subsequently confirmed in writing by delivery of Duff & Phelps’ written opinion dated as of November 16, 2007) to the effect that, as of November 16, 2007, the cash consideration to be received in respect of fractional share entitlements in our New Common Shares by our Unaffiliated Shareholders under the proposed Share Consolidation was fair to such Unaffiliated Shareholders from a financial point of view. The Special Committee then unanimously adopted resolutions recommending the Share Consolidation and the proposed Bye-Law amendments.
Opinion of Duff & Phelps
Background
               On November 16, 2007, Duff & Phelps confirmed its ability to render its opinion to the Special Committee subject to receipt of a management representation letter (which was subsequently confirmed in writing by delivery of Duff & Phelps’ written opinion dated as of November 16, 2007) to the effect that, as of November 16, 2007, the cash consideration to be received in respect of fractional share entitlements in our New Common Shares by our Unaffiliated Shareholders under the proposed Share Consolidation was fair to such Unaffiliated Shareholders from a financial point of view.
               Duff & Phelps’ opinion was directed to the Special Committee and only addressed the fairness from a financial point of view of the cash consideration to be received under the proposed Share Consolidation by our Unaffiliated Shareholders and did not address any other aspect or implication of the transaction. The summary of Duff & Phelps’ opinion in this document is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this document and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Duff & Phelps in preparing its opinion. However, neither Duff & Phelps’ written opinion nor the summary of its opinion and the related analyses set forth in this document are intended to be, and do not constitute advice or a recommendation to any Shareholder as to how such Shareholder should act or vote with respect to the proposed Share Consolidation.
               In connection with its opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Among other things it:
1.	Discussed the operations, financial conditions, future prospects and projected operations and performance of our Company with management of our Company;

2.	Reviewed certain publicly available financial statements and other business and financial information of our Company, and the industry in which it operates;

3.	Reviewed historical financial statements for our Company including financial statements for the year ended December 31, 2006 included in our company’s Annual Report on Form 20-F for the year ended December 31, 2006, as well as interim financial statements for the nine-month period ended September 30, 2007 provided by management of our Company, which our Company identified as being the most current financial statements available for the Company;

4.	Reviewed certain internal financial information and other financial and operating data concerning our Company;

5.	Reviewed certain financial forecasts prepared by the management of our Company for the five years ended December 31, 2012;

6.	Reviewed the financial performance of our Company and the historical trading price, and trading volume of our Common Shares, and compared them with the financial performance of and the historical trading prices of the publicly traded securities of, certain other companies that it deemed relevant;

7.	Reviewed information on transactions involving companies that it deemed relevant;

8.	Reviewed publicly available research analyst reports on the European telecommunications industry and on selected public companies it deemed relevant; and

9.	Conducted such other analyses and considered such other factors as it deemed appropriate.

In performing its analyses and rendering its opinion, Duff & Phelps, with the Special Committee’s consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify any such information;

2.	Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps by management of our Company, including estimates of the probability of realization, magnitude and timing of certain contingent liabilities and contingent assets, were reasonably prepared and based upon the best currently available information and good faith judgment of our Company’s management;

3.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conformed in all material respects to the drafts reviewed by Duff & Phelps;

4.	Assumed that all of the information supplied to Duff & Phelps was accurate in all respects material to its analyses;

5.	Assumed that all of the conditions required to implement the proposed Share Consolidation would be satisfied without waiver, modification or delay; and

6.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed Share Consolidation will be obtained without any adverse effect on our Company or the contemplated benefits expected to be derived from the proposed Share Consolidation.
               For purposes of its analyses and in connection with the preparation of its opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the proposed Share Consolidation. To the extent that any of the foregoing assumptions or any of the facts on which its opinion is based prove to be untrue, the results of Duff & Phelps’s analyses could be adversely affected.
               Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of our Company or of its specific assets or liabilities (contingent or otherwise). The opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of our Company’s credit worthiness or as investment, tax or accounting advice. Duff & Phelps was not requested to, and did not: (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the assets, businesses or operations of our Company, or any alternatives to the proposed Share Consolidation; (ii) negotiate the terms of the proposed Share Consolidation; or (iii) advise the Special Committee, the Board or any other party with respect to alternatives to the proposed Share Consolidation. The opinion only addresses whether the cash consideration to be received in respect of fractional share entitlements in our New Common Shares by our Unaffiliated Shareholders under the proposed Share Consolidation was fair from a financial point of view to such Unaffiliated Shareholders and does not address any other aspect or implication of the proposed Share Consolidation on any Shareholder or otherwise or any agreement, arrangement or understanding entered into in connection with the proposed Share Consolidation or otherwise including the fairness of the amount or nature of the compensation to any of our Company’s officers, Directors or employees, or class of such persons, relative to the compensation to the public Shareholders. In addition, Duff & Phelps did not express any opinion as to the market price or value of the Existing Common Shares after announcement of the proposed Share Consolidation or the prices at which Existing Common Shares or New Common Shares could be purchased or sold at any time. In rendering its opinion, Duff & Phelps relied upon the fact that the Special Committee and our Company have been advised by counsel as to all legal matters with respect to the proposed Share Consolidation, including whether all procedures required by law to be taken in connection with the proposed Share Consolidation have been duly, validly and timely taken; and Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.
     Duff & Phelps prepared the opinion effective as of its date. The opinion is necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of the date the opinion was delivered, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion which may come or be brought to the attention of Duff & Phelps after the date the opinion was delivered.
     The basis and methodology for the opinion have been designed specifically for the express purposes of the Special Committee and may not translate to any other purposes. The opinion is not a recommendation as to how the Special Committee, the Board or any Shareholder should vote or act with respect to any matters relating to the proposed Share Consolidation, or whether to proceed with the proposed Share Consolidation or any related transaction, nor does it indicate that the cash consideration proposed to be paid is the highest amount payable under any circumstances. The decision as to whether to proceed with the proposed Share Consolidation or any related transaction may depend on an assessment of factors unrelated to the financial analyses on which the opinion is based. The opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.
     In preparing its opinion to the Special Committee, Duff & Phelps performed a variety of analyses, including those described below. The summary of Duff & Phelps’ valuation analyses is not a complete description of the analyses underlying Duff & Phelps’ fairness opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses are readily susceptible to partial analysis or summary description. Duff & Phelps arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.
     In performing its analyses, Duff & Phelps considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the written opinion. No company, transaction or business used in Duff & Phelps’ analyses for comparative purposes is identical to our Company or, as applicable, the proposed Share Consolidation. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Duff & Phelps did not make separate or quantifiable judgments regarding individual analyses. The implied reference range values indicated by Duff & Phelps’s analyses are illustrative and not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond our control and the control of Duff & Phelps. Much of the information used in, and accordingly the results of, Duff & Phelps’ analyses are inherently subject to substantial uncertainty.

     Duff & Phelps’ opinion and analyses were provided to the Special Committee in connection with its consideration of the proposed Share Consolidation and were among many factors considered by the Special Committee in evaluating the proposed Share Consolidation. Neither Duff & Phelps’ opinion nor its analyses were solely determinative of the consideration or of the views of the Special Committee, our Board of Directors or our management with respect to the proposed Share Consolidation.
     The following is a summary of the material valuation analyses performed in connection with the preparation of Duff & Phelps’ opinion rendered to the Special Committee as of November 16, 2007. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying and the assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of Duff & Phelps’ analyses.
     For purposes of its analyses, Duff & Phelps reviewed a number of financial metrics, including enterprise value, which is defined generally as the value as of a specified date of the relevant company’s outstanding equity securities plus the value of its minority interests plus the value of its net debt.
Discounted cash flow analysis
     Duff & Phelps calculated the net present value of our Company’s unlevered, after-tax cash flows based on the projections provided by our management assuming two scenarios: (i) an investment in a potential additional co-location facility; and (ii) no investment in a potential additional co-location facility. In performing this analysis, Duff & Phelps used discount rates ranging from 15% to 17% based on our Company’s estimated weighted average cost of capital and terminal value growth rates from 2% to 4%. For purposes of the discounted cash flow analysis, Duff & Phelps calculated enterprise values for our Company after taking into account the estimated present value of certain net operating losses. The aggregate present value of such net operating losses after the projected period was estimated based on discussions with our Company’s management to be approximately $20.6 million. The discounted cash flow analyses assuming no investment in an additional co-location facility indicated an implied reference range enterprise value for our Company of $97.5 million to $141.3 million. The discounted cash flow analyses assuming the investment in an additional co-location facility indicated an implied reference range enterprise value for our company of $103.3 million to $148.3 million.
Market approach analysis
     Duff & Phelps performed a market approach analysis including a selected companies analysis and a selected transactions analysis. Unless the context indicates otherwise, enterprise and per share equity values used in the selected companies analysis described below were calculated using the closing price of the common stock of the selected telecommunications network and retail related companies listed below as of November 1, 2007, and the transaction and per share equity values for the target companies used in the selected transactions analysis described below were calculated as of the announcement date of the relevant transaction based on the purchase prices paid in the selected transactions.
Selected companies analysis
     Duff & Phelps calculated enterprise value multiples of certain financial data for our Company and selected companies. The calculated multiples included: (i) enterprise value as a multiple of estimated 2007 revenue; (ii) enterprise value as a multiple of estimated 2008 revenue; and (iii) enterprise value as a multiple of property, plant and equipment. The selected companies were: Level 3 Communications Inc.; Global Crossing Ltd.; COLT Telecom Group SA; Thus Group plc; FiberNet Telecom Group Inc.; BT Group plc; KCOM Group PLC; Tiscali SpA; Pipex Communications plc; Cable and Wireless plc; and BNS Telecom Group plc.

     The selected companies analysis indicated the following:

Multiple Description	Minimum	Maximum	Median	Mean
Enterprise Value as a multiple of:
2007E Revenue	0.5x	2.5x	1.0x	1.2x
2008E Revenue	0.4x	2.3x	1.0x	1.1x
Property, Plant and Equipment	0.5x	4.6x	1.7x	2.0x
Selected transactions analysis
     Duff & Phelps calculated enterprise value multiples of certain financial data based on the purchase prices paid in selected publicly-announced transactions involving companies it deemed relevant.
     The calculated multiples included enterprise value as a multiple of the target company’s LTM Revenue. The selected transactions were:

Acquiror	Target
Clinven Limited, Altice One SAS	CompleTel Europe NV
Swisscom AG	Fastweb SpA
Vive La Vie SpA	Elitel Telecom SpA
Global Crossing Ltd.	Fibernet Group plc
SFR	Neuf Cegetel SA
QSC AG	Broadnet AG
Tele2 AB	Versatel Telecom International NV
TDC Song	Song Networks
Qwest Communications International, Inc.	KPNQwest NV
WorldPort Communications Europe Holdings, B.V.	Enertel N.V.
     The selected transactions analysis indicated the following:

Multiple Description	Minimum	Maximum	Median	Mean
Enterprise Value as a multiple of:
LTM Revenue	0.4x	3.2x	2.1x	1.9x
     Duff & Phelps applied multiple ranges based on the selected companies analysis and selected transactions analysis to corresponding financial data for our Company provided by our Company’s management. The selected companies analysis and selected transactions analysis indicated an implied reference range enterprise value for our Company of $70.0 million to $120.0 million.
     Based on the discounted cash flow analysis and the market multiple analysis, Duff & Phelps calculated an implied reference range enterprise value for our Company of $97.5 million to $148.3 million, which implied a per Existing Common Share value reference range of $0.0 to $0.44, as compared to the proposed cash consideration of $0.44 per each Existing Common Share not consolidated into a New Common Share under the proposed Share Consolidation.
Other considerations
     Black-Scholes Option Pricing Analysis. Duff & Phelps reviewed the implied equity value of our Common Shares using a Black-Scholes option pricing model. Duff & Phelps assumed a time to liquidity event of two months and five months based on when our Company’s management believed the Company would need a cash infusion and volatility of the price of our Common Shares of 25% to 35% based on the selected companies analysis. Duff & Phelps also considered the potential outcomes of certain litigation involving the Company based on the views of Company management and Company counsel. The Black-Scholes option pricing analysis indicated an implied reference range value of $0.02 to $0.40 per Existing Common Share, as compared to the cash consideration of $0.44 per Existing Common Share not consolidated into a New Common Share under the proposed Share Consolidation.

     Premiums Analysis. Duff & Phelps also compared the implied transaction premium to the premiums paid in certain “going-private” transactions involving reverse stock splits from November 23, 2003 through February 9, 2007 (reverse stock splits being the U.S. law process comparable in form to the Bermuda law transaction envisaged under the proposed Share Consolidation). The selected companies were: (i) SED International Holding Inc.; (ii) Innovative Micro Technology, Inc.; (iii) Xanadoo; (iv) Refocus Group; (v) PVC Container Corp.; (vi) Sagient Research Systems, Inc.; (vii) ASB Financial Corp.; (viii) Color Imaging Inc.; (ix) Trek Resources, Inc.; and (x) SafeGuard Health Enterprises.
     The premiums analysis indicated the following:

Premiums	High	Low	Median	Mean
One Day Before Premium	99.17%	4.00%	22.1%	32.4%
30 Day Before Average Premium	94.46%	-11.89%	26.4%	39.4%
     Historical Stock Trading Analysis. Duff & Phelps also noted that, from January 1, 2007, until October 29, 2007, our Common Shares had traded at prices ranging from $0.0001 to $0.06, as compared to the consideration of $0.44 per Existing Common Share not consolidated into a New Common Share under the proposed Share Consolidation.
Other matters
     We engaged Duff & Phelps pursuant to a letter agreement dated as of September 27, 2007 to render an opinion to the Special Committee with respect to the fairness from a financial point of view of the cash consideration to be received in respect of fractional share entitlements in our New Common Shares by our Unaffiliated Shareholders under the proposed Share Consolidation. We engaged Duff & Phelps based on its experience and reputation. Duff & Phelps is regularly engaged to render financial opinions in connection with mergers and acquisitions, financial restructuring, tax matters, ESOP and ERISA matters, corporate planning, and for other purposes. Duff & Phelps became entitled to a fee upon its engagement to act as the Special Committee’s financial advisor and became entitled to an additional fee upon authorization by the Special Committee to render its opinion. No portion of these fees is contingent upon the consummation of the proposed Share Consolidation or the conclusions set forth in its opinion. Our Company has also agreed to indemnify Duff & Phelps and certain related parties for certain liabilities and to reimburse Duff & Phelps for certain expenses arising out of its engagement.
     In the ordinary course of business, Duff & Phelps and its affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, our Company or any other party that may be involved in the proposed Share Consolidation and their respective affiliates or any currency or commodity that may be involved in the proposed Share Consolidation. Duff & Phelps and their affiliates may in the future provide investment banking, financial advisory and other financial services to our Company and its affiliates for which Duff & Phelps and their affiliates would expect to receive compensation.
Approval of the Share Consolidation by our Board
     On November 23, 2007, the Special Committee presented its findings to a meeting of our Board of Directors. The Special Committee explained that the purpose of the Share Consolidation was to reduce the number of our Holders of Record below 300, thereby allowing us to terminate our public reporting obligations under the Exchange Act and to continue future operations as a private company, thereby relieving us of the substantial costs, administrative burdens and competitive disadvantages associated with operating as a public company. The Special Committee further reported that it believed that the Share Consolidation was substantively and procedurally fair, and in the best interest of our Company and of our Unaffiliated Shareholders. The Special Committee found that for those Unaffiliated Shareholders holding less than 300 Existing Common Shares who would receive cash consideration in respect of fractional share entitlements, the price proposed to be paid to them substantially exceeded what they would receive in an open market sale, representing an amount equal to 88 times the October 29, 2007 trading price of $0.005 per Existing Common Share. For those Unaffiliated Shareholders holding more than 300 Existing Common Shares who would remain as Shareholders after the Share Consolidation, the Special Committee found that although they might experience a further reduction in liquidity of their Common Shares, the value of their Common Shares could be positively affected by the reduction in costs and administrative burden that could be anticipated to arise from our ceasing to be a public reporting entity under the Exchange Act.
     At the November 23, 2007 Board Meeting, our Board reviewed the Special Committee’s presentation. In addition, at the request of the Special Committee, its financial advisor, Duff & Phelps, reviewed with our Board the financial analyses with respect to our Company previously reviewed and discussed with the Special Committee on November 16, 2007. Our Board asked questions and received answers regarding the Share Consolidation from the Special Committee and representatives of senior management. The Special Committee advised our Board that it had approved the Share Consolidation and recommended that our Board approve the Share Consolidation. After extensive consideration and discussion, at this meeting, our Board (with Thomas E. Doster IV and Iain Burnett, the two Morgan Stanley representatives, recusing themselves because they are affiliates of a member of the Investor Group), adopted the Special Committee’s recommendation regarding the Share Consolidation based on the Special Committee’s determination that the Share Consolidation was fair and in the best interest of our Company and our Unaffiliated Shareholders and adopted resolutions authorizing and approving in principle the implementation of the Share Consolidation. The management of our Company were further instructed to: (i) engage with Morgan Stanley in order to ascertain whether Morgan Stanley would be prepared to provide (and/or procure the provision of) such consents to the proposed transaction as might be required under our Bye-Laws (in its capacity as the Holder of the Special Share) and/or under the various security arrangements existing in favor of the Investor Group in connection with the issuance of the Notes (in its capacity as the Majority Noteholder); and (ii) prepare with Company counsel drafts of the documentation that might be required to be filed with the SEC with a view to final approval of the transaction being deferred to a subsequent meeting.
     On December 13, 2007, the Board determined the Share Consolidation to be substantively and procedurally fair to the Company and its Unaffiliated Shareholders and adopted resolutions authorizing and approving the implementation of the Share Consolidation subject only to the obtaining of requisite Shareholders and third party approvals or consents. The Board also adopted resolutions approving the filing of this document (in substantially the same form as the draft presented to the Board immediately prior to that meeting) and the making of related filings with the SEC. The two Morgan Stanley representatives recused themselves from each of the above actions in this paragraph because they are affiliates of a member of the Investor Group. As permitted by Bermuda law, Mrs. Woods participated in the voting of these resolutions after declaring her interest in the 2004 Notes as such interest is described below under “Disclosure of Financial Interests of Special Committee Members and Board Members”.
Substantive and Procedural Factors Considered by the Special Committee and Our Board of Directors as to the Fairness of the Share Consolidation
     Our Special Committee and Board have analyzed the Share Consolidation and its anticipated effects on our Shareholders and have deemed the Share Consolidation and related termination of our public reporting to be substantively and procedurally fair to, and in the best interest of, our Unaffiliated Shareholders, whether they remain as Shareholders following the Share Consolidation or receive cash consideration for all their Existing Common Shares. In reaching this conclusion, our Special Committee and Board also considered, in no particular order and without preference, the factors described below.
Procedural Factors Favoring the Share Consolidation
Establishment of Special Committee of independent Directors
In view of the possible conflicts involved in a “going-private” transaction, our Board adopted resolutions as of June 8, 2007 establishing the Special Committee for the purpose of considering, in particular: (i) the advantages/disadvantages to the Company and our Shareholders of the Company’s current status as a public company in the United States, i.e., a company with a class of equity securities registered under Section 12 of the Exchange Act; and (ii) whether it would be in the interests of the Company to effect a “going-private” transaction and all relevant issues relating to any such transaction, including structure, cost, timing and procedural and substantive fairness to our Unaffiliated Shareholders. See “– Special Committee of the Board” beginning on page 17.

Retention of independent counsel
     The Special Committee retained Dorsey as its independent U.S. legal counsel and Conyers as its independent Bermudian legal counsel to ensure that it was provided with independent legal advice.
Retention of an independent financial adviser and obtaining of fairness opinion
     The Special Committee retained Duff & Phelps as its independent financial adviser after conducting an interview process of three financial advisory firms. Duff & Phelps performed financial analyses of the Company which the Special Committee and our Board reviewed and discussed with representatives of Duff & Phelps. Duff & Phelps delivered its written opinion to the effect that, as of November 16, 2007, the cash consideration to be received in respect of fractional share entitlements in our New Common Shares by our Unaffiliated Shareholders under the Share Consolidation was fair to such Unaffiliated Shareholders from a financial point of view. We believe that the Special Committee’s retention of Duff & Phelps as an independent financial advisor and the Special Committee’s receipt of Duff & Phelp’s opinion are factors supporting the procedural fairness of the proposed Share Consolidation. See “– Special Committee of the Board” beginning on page 17 and “– Opinion of Duff & Phelps” beginning on page 19.
Approval by our Board; Voting of Special Share
     Thomas E. Doster IV and Iain Burnett, the two Morgan Stanley representatives on our Board of Directors, recused themselves from the voting at the Board meetings of November 16 and December 13, 2007 with respect to any resolution pertaining to the proposed Share Consolidation because they are affiliates of Morgan Stanley, a member of the Investor Group. In addition, Morgan Stanley, in its capacity as the Holder of the Special Share, has advised the Board that it will not vote the Special Share in connection with the approval of the Share Consolidation at the Special General Meeting, but will be present at the Special General Meeting for the purpose of establishing a quorum and will vote its Common Shares at the Special General Meeting.
The Share Consolidation provides certain Shareholders with liquidity
     Many of our Shareholders hold small positions of less than 300 Common Shares which cannot be cost effectively sold because the brokerage commission in an open market transaction would eliminate most or all of the proceeds to the Shareholder. The Share Consolidation will provide Shareholders who hold fewer than 300 Common Shares, at the Effective Time, the opportunity to liquidate their investment in us without being required to pay a brokerage commission.
The Share Consolidation includes the opportunity to remain a Shareholder of our Company
     Prior to the Effective Time, a current holder of fewer than 300 Common Shares may elect to remain a Shareholder of the Company by acquiring sufficient Common Shares so that they hold at least 300 Common Shares in their account immediately prior to the Effective Time. Our Board considers the structure of the Share Consolidation to be fair to all Shareholders in part because it allows them to control the decision of whether to remain a Shareholder of our Company following the Share Consolidation or to receive the cash consideration offered in connection with the Share Consolidation.
No unusual conditions to the Share Consolidation
     Our Board also considered the likelihood that the Share Consolidation would be implemented. In this regard, it considered that there are no unusual requirements or conditions to the Share Consolidation, and that we have the financial resources to implement the Share Consolidation expeditiously (based on current assumptions as to the transaction costs).

The Share Consolidation ratio was calculated without bias toward any particular group of Shareholders and will apply equally to all of our Common Shares
     The purpose of the Share Consolidation is to reduce the number of Holders of Record to fewer than 300 so that we can file to terminate our public reporting obligations under the Exchange Act and continue future operations as a private company. The Share Consolidation ratio is a result of calculations that were intended to determine how to reduce the number of Holders of Record to fewer than 300. Our Board feels the current ratio of l-for-300 is fair because it was calculated without bias toward any one group of Shareholders. The ratio will be applied equally to all of our Existing Common Shares.
Procedural Factors Disfavoring the Share Consolidation
The Share Consolidation does not require the approval of a majority of Unaffiliated Shareholders
     The Share Consolidation is not structured so that approval of at least a majority of Unaffiliated Shareholders is required. The Board viewed such a provision as unnecessary given that the terms of the Share Consolidation will apply equally to all Shareholders. The Board was also concerned that if the Share Consolidation were structured to require the approval of a majority of the Unaffiliated Shareholders, that Shareholders representing disproportionately few shares could unduly influence any decision with respect to the proposed the Share Consolidation, especially if a material number of Unaffiliated Shareholders were to not vote. Given that the Special Committee had concluded that there were already sufficient safeguards regarding the fairness of the transaction, the transaction was not structured to require the approval of at least a majority of the Unaffiliated Shareholders.
Provision has not been made for an inspection of records
     The Board has not made any provision for granting Unaffiliated Shareholders access to the Company’s records, beyond the inspection and other rights that might be available under Bermuda law. The Special Committee concluded that the statutory provisions for shareholder access provided sufficient procedural safeguards.
Change in percentage ownership of the Investor Group
     As a result of the Share Consolidation, the ownership percentages of Investors and the Shareholders, whether affiliated or unaffiliated, who remain Shareholders of the Company following the Share Consolidation will only increase marginally. See “OTHER INFORMATION – Security Ownership of Certain Beneficial Owners”.
Appraisal rights
     No appraisal rights are available under Bermuda law to Shareholders who wish to dissent from the Share Consolidation.
Substantive Factors Favoring the Share Consolidation
Direct cost savings
     As discussed above under “Reasons for the Share Consolidation – Cost Savings,” we incur substantial direct costs associated with our status as a public company. Among the most significant are the costs associated with compliance with the public reporting obligations imposed by the SEC. We estimate that we will save approximately $910,000 in 2008 in direct general and administrative costs by being a private company if we can deregister by, or during, February 2008 and approximately $700,000 annually thereafter.
Administrative burdens
     The preparation of the Company’s public reports and compliance with the accounting and other requirements of the Exchange Act and the burdensome governance procedures, costs and the increased insurance needs associated with being a public company are a significant burden on the Company’s management, in addition to the financial costs of such compliance. This burden is even more material for a Company of our size and relatively limited resources. The Board considers that it is important for the Company to be able to refocus its resources and, in particular, its senior management on the operations of the business and, ultimately, on generating a return for our Shareholders.
Opinion of Duff & Phelps
     The Special Committee considered the financial analyses reviewed and discussed with the Special Committee by representatives of Duff & Phelps as well as the confirmation by Duff & Phelps to the Special Committee of its ability to render its opinion subject to receipt of a management representation letter (which was subsequently confirmed in writing by delivery of Duff & Phelps’ written opinion dated as of November 16, 2007) to the effect that, as of November 16, 2007, the cash consideration to be received in respect of fractional share entitlements in our New Common Shares by our Unaffiliated Shareholders under the Share Consolidation was fair to such Unaffiliated Shareholders from a financial point of view. Our Board additionally considered the financial analyses of the Special Committee’s financial advisor reviewed with our Board on November 23, 2007 at the Special Committee’s request, and the fact that the Special Committee had received the written opinion of Duff & Phelps dated November 16, 2007 with respect to the fairness from a financial point of view, as of November 16, 2007, of the cash consideration to be received in respect of fractional entitlements in our New Common Shares by our Unaffiliated Shareholders under the proposed Share Consolidation.
Substantial premium to Shareholders receiving cash consideration
     The cash consideration of $0.44 with respect to fractional share entitlements represents a substantial premium to recent trading prices. This amount is 88 times the trading price for the Common Shares on October 29, 2007, the most recent trading price provided to the Special Committee prior to their recommendation of the Share Consolidation to our Board.
Illiquid market and low price for Common Shares
     Our Common Shares are traded only in the “Pink Sheets” in the U.S. and have no stock exchange or other listing in the U.S. or abroad. The aggregate market value of the public float of our Common Shares has ranged from $1,063 to $637,800 in 2007. The Board believes that the Shareholders currently receive no meaningful economic benefits from the Company’s public status given that the public market for its shares is highly illiquid with an average daily trading volume of only 16,190 shares in 2007 (based on the 51 days the stock actually traded in 2007) and an annual trading volume of 2,879,062 in 2006 and only 825,666 during the period from January 1, 2007 through December 14, 2007. Our Common Shares have traded at a very low share price in recent years with high and low share prices in the period from January 1, 2007 through December 14, 2007 being $0.06 and $0.0001 per share and its high and low share prices in 2006 being $0.09 and $0.0001 per share. The consistently low share price ($0.005 per share at December 14, 2007) and the illiquidity of our Common Shares have additionally meant that the Company’s equity is not a useful incentive for employee compensation, for raising capital or as currency for acquisitions. Further, the Board has no present intention of raising capital through the U.S. public markets or using our Common Shares as consideration in any corporate transaction.
Competitive disadvantage
     The Company has a number of competitors that are private companies which are not required to make the detailed disclosures required by the Exchange Act. The Special Committee believes that our detailed reporting is a competitive disadvantage vis-a-vis our private company competitors. This disclosure provides our competitors with considerably more information about the Company than the Company is generally able to obtain regarding its competitors. In this regard, it is further considered that a “going-private” transaction will enhance the Company’s competitive position.

Large number of small Shareholders with no significant stake in the Company
     The Company believes it has a total of 1,045 Holders of Record and of those 870, or approximately 83%, hold fewer than 300 Existing Common Shares. The Board believes that there would also be a benefit to the Company to eliminate the cost of administering small Shareholder accounts. Administrative costs related to our Shareholder base (including the cost of printing and mailing materials to our Shareholders) increases for each Shareholder account regardless of the number of Existing Common Shares held by such Shareholder. It is considered that the cost of administering the majority of our Shareholder accounts is disproportionate to the size of the holdings.
Substantive Factors Disfavoring the Share Consolidation
Cessation of public sale opportunities
     Our Common Shares currently trade in the “Pink Sheets” and do not qualify to be traded on any automated quotation system operated by a national securities association or on the OTC Bulletin Board and as such already offer limited liquidity to our Shareholders. Our Common Shares may continue to be eligible to trade in the “Pink Sheets” post the Share Consolidation. Following the Share Consolidation we intend to apply for the termination of our public reporting requirements. The absence of such reporting may further affect the marketability of our Common Shares potentially requiring Shareholders to hold their Common Shares for an indefinite period of time. We do not have any present plans to sell our assets or enter into any other transaction that would provide liquidity for our Common Shares. However, we may explore from time to time various methods to provide liquidity to Shareholders, including a sale or merger of our Company or its assets. Our Board of Directors believes, however that any further loss of liquidity caused by the Share Consolidation will be outweighed by the benefits of terminating our public reporting.
Cessation of publicly available information
     Upon terminating our public reporting, we will no longer file, among other things, annual reports with the SEC. Updated information regarding our business, results of operations and financial condition such as the information that is currently available to the general public and our investors will not be available once we terminate our public reporting. We will, however, consistent with Bermuda law, provide our annual audited financial statements to our Shareholders at least five days prior to the date of our annual general meeting. Our Board of Directors does not believe this factor makes the transaction unfair to Unaffiliated Shareholders because any detriment to Unaffiliated Shareholders that may result from the termination of our public reporting will be offset by the cost-saving and other benefits of no longer being a U.S. public company.
Inability to participate in any future increase in the value of our Common Shares
     Shareholders holding fewer than 300 Existing Common Shares will receive only cash consideration and will have no further equity interest in the Company. Accordingly, they will no longer have the opportunity to participate in the potential upside of any increase in the value of our Common Shares. However, Shareholders who desire to hold New Common Shares after the Share Consolidation can do so by acquiring sufficient shares so that they hold at least 300 Existing Common Shares in their account immediately prior to the Effective Time.
Disclosure of Financial Interests of Special Committee Members and Board Members
     The 2004 Notes are convertible, at the option of the holder, into Common Shares upon the occurrence of certain specified “liquidity events”, such as a change of control or an initial public offering, or if not previously converted, upon the request of the Majority Noteholder. Based on the base conversion price applicable under the 2004 Notes of $0.75 per share, the Investors would currently own, upon conversion and together with Common Shares currently owned, approximately 89% of our Common Shares. The exact number of Common Shares into which the 2004 Notes are convertible is not calculable at the present time because the conversion price used for such conversion may be based upon a calculation of the total equity value of the Company, to be calculated, at the time of conversion, by the Board (subject to approval of the Majority Noteholder or, in the absence of such approval, as may be determined by an independent valuation expert).
     As of December 1, 2007, none of the Special Committee members held any Common Shares or options to purchase our Common Shares. On September 27, 2007, the Board approved compensation to members of the Special Committee (other than the Chairman) of $5,000 for each quarter during which meetings of the Special Committee were convened, subject to a maximum of two quarters of fees or $10,000 per Special Committee member (other than the Chairman).
     At November 1, 2007, Mrs. Woods was the holder of 2004 Notes in the aggregate amount of $322,235 ($250,000 principal amount and $72,235 representing accrued interest on the 2004 Notes up to the interest payment date of July 15, 2007), which at that date was convertible into 413,100 Common Shares, assuming a conversion price of $0.75 per share.
     Mr. Thomas E. Doster IV and Mr. Iain Burnett are Directors of the Company, and Managing Directors of Morgan Stanley responsible for the Principal Investments Group and European Special Situations investments, respectively, and therefore may be deemed to beneficially own the Common Shares owned by Morgan Stanley. However, Mr. Doster and Mr. Burnett disclaim any beneficial interest in the Common Shares owned by Morgan Stanley.
Amendment of Bye-Laws
     The Directors have determined, upon advice of Bermuda counsel, that it is necessary and in the best interest of the Company to make certain amendments to the Bye-Laws in connection with the Share Consolidation. These and other proposed Bye-Law amendments are summarized in “Part IV – Bye-Law Amendments".
Effects of the Share Consolidation on Our Company
     The Share Consolidation is expected to reduce the number of Holders of Record and the number of our outstanding Common Shares. Our Memorandum of Association, as amended by Memoranda of Increase of Share Capital, currently authorizes the issuance of 250,000,000 shares, consisting of 249,999,999 Common Shares, $0.01 par value per share, and one Special Share, $0.01 par value per share. At the Effective Time, our authorized share capital will be reduced to 1,833,334 consisting of 833,333 Common Shares, $3.00 par value per share, and one Special Share, $0.01 par value per share. As of the Record Date, we have 10,630,000 Common Shares outstanding. Cash payments will be made to Shareholders in respect of fractional share entitlements in New Common Shares that would otherwise result from the Share Consolidation. We believe that the Share Consolidation will reduce the number of our outstanding Common Shares from 10,630,000 to approximately 35,000, assuming approximately 112,110 Existing Common Shares are eliminated as a result of the purchase of fractional share entitlements.
     Our Common Shares are currently registered under the Exchange Act and, consequently, we are subject to the public reporting requirements of the Exchange Act. We believe the Share Consolidation will reduce the number of Holders of Record from approximately 1,165 to approximately 165, which will enable us to terminate our public reporting and continue future operations as a private company, thereby relieving us of the costs, administrative burdens and competitive disadvantages associated with operating as a public company. Following the Share Consolidation we intend to apply for the termination of our public reporting requirements. The absence of such reporting may further affect the marketability of our Common Shares potentially requiring Shareholders to hold their Common Shares for an indefinite period of time. If Shareholders holding less than 300 Common Shares purchase sufficient Common Shares to remain Shareholders following the Share Consolidation, then the number of Holders of Record may not be reduced below 300 and we may be ineligible to terminate our public reporting.
     Our Common Shares are currently traded in the “Pink Sheets”, and the market for our Common Shares is already illiquid. We believe the completion of the Share Consolidation and the subsequent termination of our public reporting may cause the liquidity of the market for shares of our Common Shares to be further reduced or possibly eliminated.

     Our New Common Shares will have a par value of $3.00 per share, but will otherwise have the same rights as the Existing Common Shares, including as to voting. The Share Consolidation will not have any effect on the Special Share. The base conversion price for the 2004 Notes will, following the Share Consolidation, be automatically adjusted to $225. The Majority Noteholder has agreed to waive the right of the holders of the 2004 Notes to a further adjustment in accordance with the terms of the 2004 Notes as a result of the payments to be made in respect of the fractional share entitlements arising under the Share Consolidation.
     We have no current plans to issue Common Shares, but we reserve the right to do so at any time and from time to time at such prices and on such terms as our Board determines to be in our best interest and the best interest of our Shareholders.
     We are undertaking the Share Consolidation at this time because, among other reasons, we believe that we will save substantial costs associated with compliance with our public reporting obligations. However, our cost saving estimates may be inaccurate, and the actual savings to be realized from terminating our public reporting may be higher or lower than our estimates.
Conduct of Our Business After the Share Consolidation – Future Company Plans
     Following the Share Consolidation, we will no longer be a public-reporting company, but rather will operate as a private company. We expect our business and operations to continue as they are currently being conducted and, except as disclosed in this document, the Share Consolidation is not anticipated to materially affect the conduct of our business. We expect to be subject to substantially the same risks and uncertainties after the Share Consolidation.
     We have no current plans or proposals to effect any extraordinary corporate transaction such as a merger, reorganization, sale or liquidation, to change our senior management, to change materially our capitalization, or otherwise to effect any material change in our corporate structure or business. However, our Company does anticipate a reduction in the size of our Board and/or the number of non-executive Directors serving on our Board, which we anticipate would result in cost savings to the Company of approximately $125,000 per year in respect of Directors’ fees and other related expenses. Other than actions discussed in this document, to the Company’s knowledge, neither the Company nor the Investor Group has any current plans, proposals or arrangements to acquire more shares or otherwise reduce or eliminate the holdings of our minority Shareholders. However, we may explore from time to time various methods to provide liquidity to Shareholders, including a sale or merger of our Company or its assets.
     We are not aware of any existing voting agreements that would have an impact on our future business plans.
The Share Consolidation
Basic terms
     Under the terms of the Share Consolidation, every Holder of Record at the Effective Time will be entitled to receive one New Common Share in exchange for every 300 Existing Common Shares held by such person at the Effective Time. Shareholders whose holdings of Existing Common Shares cannot be consolidated into an exact number of New Common Shares will be left with fractional share entitlements in New Common Shares. The Company will not however issue fractional share entitlements. Instead, Shareholders will receive a cash consideration in respect of such fractional share entitlements representing $0.44 for each Existing Common Share not consolidated into a New Common Share as a result of the Share Consolidation.
     In order to continue as a Shareholder following the Share Consolidation, a Shareholder may:
•	purchase a sufficient number of Common Shares on the open market and have them registered in the Shareholder’s name and consolidated with its current account if it is a Holder of Record, or have them entered in its account with a nominee, such as its broker or bank, in which the Shareholder currently holds

     Common Shares, so that the Shareholder holds at least 300 Common Shares in its account at the Effective Time; or
•	if applicable, consolidate the Shareholder’s accounts, or accounts with nominees, so that the Shareholder holds at least 300 Common Shares in each single account at the Effective Time.
     For payment purposes, we intend for the Share Consolidation to treat Shareholders holding Common Shares in a street name through a nominee, such as a bank or broker, in the same manner as Shareholders whose shares are registered in their own names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures, and Shareholders holding shares in street name should contact their nominees.
     All cash consideration amounts owed to Shareholders as a result of the Share Consolidation will be subject to applicable U.S. federal and state income taxes and state-abandoned property, or escheat, laws and/or to any other local tax or other laws applicable to our Shareholders. Additional details regarding the U.S. federal tax consequences are described later in this document under the heading “Certain Material Federal Income Tax Consequences.” Additional details regarding U.S. state-abandoned property, or escheat, laws are described below under the heading “Escheat Laws.”
     Promptly following the Effective Time, we or our exchange agent will mail a letter of transmittal to each Holder of Record. The letter of transmittal will contain instructions for the surrender of share certificates to our exchange agent in exchange for the payment of the cash consideration and certificates representing New Common Shares, as applicable. No cash payment or delivery of New Common Shares will be made to any Shareholder until the Shareholder has surrendered his or her outstanding certificates, together with the completed letter of transmittal, to our exchange agent. For more detailed information, see “Share certificates.”
     The Share Consolidation is considered to be a Rule 13e-3 transaction under the Exchange Act because it is intended to, and if completed will likely, reduce the number of Holders of Record to fewer than 300, which will enable us immediately to suspend and ultimately terminate our public reporting obligations. In connection with the Share Consolidation, we have filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 with the SEC. We intend to cause the suspension of our public reporting obligations by filing a Form 15 with the SEC immediately after the Effective Time. Unless denied by the SEC, this filing will result in the termination of our public reporting obligations 90 days after the date of the filing.
Effective Time of the Share Consolidation
     The time for determining the Common Shares that will be subject to the Share Consolidation, subject to approval of the Share Consolidation by our Shareholders, will be 6pm (Bermuda time) on the date of the Special General Meeting.
Effects of the Share Consolidation on Shareholders who hold fewer than 300 Common Shares in a single account
     When the Share Consolidation is effected, Shareholders holding fewer than 300 Common Shares in a single account at the Effective Time will not receive a fractional Common Share as a result of the Share Consolidation, but rather will receive cash consideration. Given the historical illiquidity of our Common Shares, we believe the structure of the Share Consolidation benefits such Shareholders. Among the potential detriments of the Share Consolidation is the fact that after the Share Consolidation, such Shareholders will have no further ownership interest in the Company, and will no longer be entitled to vote as a Shareholder or share in our future assets, earnings, or profits. Such Shareholder’s only right will be to receive cash in respect of fractional share entitlements.
Effects of the Share Consolidation on Shareholders who hold more than 300 Common Shares in a single account
     When the Share Consolidation is effected, Shareholders with 300 or more Common Shares in a single account at the Effective Time will:

•	as of the Effective Time, have their Existing Common Shares consolidated into New Common Shares and receive one New Common Share for every 300 Existing Common Shares in their account; and

•	receive cash consideration in respect of fractional share entitlements resulting from the Share Consolidation.
     The remaining Shareholders will benefit from having the opportunity to share in our future successes, if any. However, the remaining Shareholders will not have the option to liquidate all of their Common Shares like the Shareholders who receive cash consideration in respect of all their Existing Common Shares. Further, once we are private, it the absence of any reporting obligations may make the market for our Common Shares even more illiquid than it currently appears to be.
Reservation of rights to abandon the Share Consolidation or to not recognize multiple accounts created by a single beneficial owner
     The Board reserves the right, at its absolute discretion, to abandon the Share Consolidation prior to the proposed Effective Time if it determines that abandoning the Share Consolidation is in the best interest of the Company. The Board believes that it is prudent to recognize that, between the date of this document and the Effective Time, factual circumstances could possibly change such that it might not be appropriate or desirable to complete the Share Consolidation at that time or on the terms currently proposed. Such factual circumstances could include a material change to the Company’s business, litigation affecting the Company’s ability to proceed with the Share Consolidation or a material increase in the related transaction costs (including the cost of the cash payments to be made in consideration for fractional share entitlements). In addition, the Board reserves the right, at its absolute discretion, to regard multiple accounts held in the name of, or reasonably considered by the Board to be held in the name of, a single beneficial owner, as a single account for purposes of effecting the Share Consolidation. This discretion is designed to enable the Company to effect, rather than abandon, the Share Consolidation in the event beneficial owners seek to break their respective holdings into multiple accounts under the same name following the announcement of the Share Consolidation resulting in a material increase in the anticipated cost to the Company of effecting the Share Consolidation.
Procedure for Shareholders who hold shares in street name
     Each shareholder who holds our Common Shares in street name will be contacted by their broker or other institutional manager who will notify them, based upon their respective holdings of Existing Common Shares, of the number of New Common Shares and/or cash payment in respect of fractional share entitlements, such Shareholder is entitled to receive under the Share Consolidation. Such Shareholder’s representative will electronically transmit their shares to our exchange agent.
Share certificates
     Our transfer agent, Continental Stock Transfer & Trust, has been appointed as our exchange agent to carry out the exchange of Existing Common Share certificates for New Common Share certificates and to send cash payments in respect of fractional share entitlements. Promptly following the Effective Time, we or our transfer agent will mail a letter of transmittal to each Shareholder. The letter of transmittal will contain instructions for the surrender of share certificates to our exchange agent in exchange for the payment of the cash consideration. No cash payment will be made to any Shareholder until the Shareholder has surrendered his or her outstanding certificates, together with the completed letter of transmittal.
     No service charges will be payable by our Shareholders in connection with the exchange of share certificates or the payment of cash in respect of fractional share entitlements because we will bear those expenses. We will not pay interest on cash sums due to any Shareholder in connection with the Share Consolidation.
     All share certificates outstanding immediately prior to the Effective Time evidencing ownership of our Common Shares will be deemed cancelled without further action by their holders as of the Effective Time. Please do not send any share certificates to our transfer agent or us in connection with the Share Consolidation until you receive and complete a letter of transmittal.
Fees and expenses
     The following is a reasonably itemized statement of the fees and expenses that have been incurred or that are estimated to be incurred in connection with the Share Consolidation and the transactions related thereto: $50,000 in cash consideration in respect of fractional share entitlements; $20,000 to our auditors; $400,000 to legal counsel; $75,000 for printing and other costs in connection with the mailing of this document; $15,000 for exchange agent services; and a fee to the Special Committee’s financial advisor. Including a margin for error of $30,000, we estimate the total fees and expenses in this regard to be $815.000.
Accounting consequences
     The Share Consolidation will result in an increase in per share net loss and net book value of our Common Shares because fewer Common Shares will be outstanding. Our audited financial statements included in our Annual Reports on Form 20-F for the fiscal years ended December 31, 2006 and 2005, which are incorporated by reference, do not reflect the Share Consolidation.
Certain legal matters
     We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by the Share Consolidation, nor any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required to consummate the Share Consolidation, other than approvals, filings or notices required under U.S. federal securities laws and the corporate laws of Bermuda.
Escheat laws
     The unclaimed property and escheat laws of various states provide that under circumstances defined in those states’ statutes, holders of unclaimed or abandoned property must surrender that property to the state. Persons whose shares are eliminated and whose addresses are unknown to us, or who do not return their share certificates and request payment therefor, generally will have a fixed period of years from the Effective Time in which to claim the cash payment payable to them. Other states may have abandoned property laws that call for the state to obtain either: (i) custodial possession of property that has been unclaimed until the owner reclaims it; or (ii) escheat of such property to the state.
Appraisal rights
     No appraisal rights are available under Bermuda law to Shareholders who wish to dissent from the Share Consolidation.
Source of Funds
Amount required
     Given that the actual number of fractional share entitlements that will result from the Share Consolidation is unknown at this time, the total cash that Shareholders will receive in respect of such fractional share entitlements is currently unknown, but is estimated to be approximately $50,000. The $50,000 estimate is based upon the actual number of Common Shares held in individual accounts per our transfer agent records, plus the actual number of Common Shares held in individual accounts of “non-objecting beneficial owners” who hold their Common Shares in street name and the actual number of accounts held in street name per records received from Broadridge (considering that the maximum number of Common Shares acquired from each account will, to the extent mathematically possible, be 299 fractional share entitlements) with respect to “objecting beneficial owners”. This amount was calculated by multiplying all estimated fractional share entitlements by $0.44 per share. However, since we are encouraging nominee holders to give effect to the Share Consolidation at the beneficial owner level, we do not know how much cash will be required to complete the Share Consolidation. We expect to fund the cash consideration to be paid in connection with the Share Consolidation and other expenses for the Share Consolidation through our available cash. The costs of the Share Consolidation, which includes the consideration to be paid in respect of fractional share entitlements, professional fees and other expenses related to the transaction, are estimated at approximately $850,000. We will bear all expenses, excluding brokerage commissions and taxes, if any, related to implementation of the Share Consolidation.
Certain Material Federal Income Tax Consequences
     Summarized below are certain of the material U.S. federal income tax consequences to us and our Shareholders resulting from the Share Consolidation. This summary is based on existing U.S. federal income tax law, which may change, even retroactively. This summary also assumes that the Shareholders have held, and will continue to hold, their Common Shares as capital assets under the Internal Revenue Code of 1986, as amended. This summary does not discuss all aspects of federal income taxation, including certain aspects that may be important to Shareholders in light of their individual circumstances. Many Shareholders, such as banks, financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and securities traders that elect mark-to-market tax accounting treatment, may be subject to special tax rules. Other Shareholders may also be subject to special tax rules, including but not limited to: Shareholders who received our Common Shares as compensation for services or pursuant to the exercise of an employee stock option, or Shareholders who have held, or will hold, stock as part of a straddle, hedging, or conversion transaction for federal income tax purposes. In addition, this summary does not discuss any state, local, non-U.S., or other tax considerations.
     For purposes of this discussion, “U.S. person” means any of the following:
(1)	a citizen or resident of the U.S.;

(2)	a corporation or other entity taxable as a corporation created or organized under U.S. law (federal or state);

(3)	an estate, the income of which is subject to U.S. federal income taxation regardless of its sources;

(4)	a trust, if a U.S. court is able to exercise primary supervision over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

(5)	any other person whose worldwide income and gain is otherwise subject to U.S. federal income taxation on a net basis.
     As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Common Shares that is a U.S. person, and the term “non-U.S. Holder” means a beneficial owner of our Common Shares that is not a U.S. person.
     We urge Shareholders to consult with their own tax advisor as to the particular federal, state, local, non-U.S. and other tax consequences, in light of their specific circumstances. If a partnership holds our Common Shares, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. If the Shareholder is a partner of a partnership holding our Common Shares, we suggest that such Shareholder consult his or her tax advisor.
Federal income tax consequences to our Company
     We believe that the Share Consolidation should be treated as a tax-free “recapitalization” for federal income tax purposes. This should result in no material federal income tax consequences to our company.
Federal income tax consequences to Shareholders receiving no cash consideration from the Share Consolidation

     If a Shareholder: (i) continues to hold our Common Shares immediately after the Share Consolidation; and (ii) receives no cash consideration as a result of the Share Consolidation, such Shareholder should not recognize any gain or loss in the Share Consolidation. The aggregate adjusted tax basis in our Common Shares held immediately after the Share Consolidation should be equal to the aggregate adjusted tax basis in the Common Shares held immediately prior to the Share Consolidation, and the Shareholder should have the same holding period in the Common Shares as it had in such stock immediately prior to the Share Consolidation.
Federal income tax consequences to Shareholders receiving cash consideration from the Share Consolidation
     If a Shareholder receives cash consideration as a result of the Share Consolidation, its tax consequences will depend on whether, in addition to receiving cash, it or a person or entity related to it continues to hold our Common Shares immediately after the Share Consolidation, as explained below.
Shareholders who exchange all of their Common Shares for cash as a result of the Share Consolidation
     If a Shareholder receives cash consideration in respect of a fractional share entitlement as a result of the Share Consolidation, does not continue to hold any of our Common Shares immediately after the Share Consolidation, and is not related to any person or entity that holds our Common Shares immediately after the Share Consolidation, the Shareholder will recognize capital gain or loss. The amount of capital gain or loss the Shareholder recognizes will equal the difference between the cash received in respect of the fractional share entitlement and the aggregate adjusted tax basis in such stock.
     If a Shareholder is related to a person or entity who continues to hold our Common Shares immediately after the Share Consolidation, such Shareholder will recognize gain or loss in the same manner as set forth in the previous paragraph, provided that such receipt of cash either is “not essentially equivalent to a dividend,” or is a “substantially disproportionate redemption of stock,” as described below.
•	“Not Essentially Equivalent to a Dividend.” A Shareholder will satisfy the “not essentially equivalent to a dividend” test if the reduction in its proportionate interest in our Company resulting from the Share Consolidation is considered a “meaningful reduction” given the particular facts and circumstances. The IRS has ruled that a small reduction by a minority Shareholder whose relative stock interest is minimal and who exercises no control over the affairs of the corporation will meet this test.

•	“Substantially Disproportionate Redemption of Stock.” The receipt of cash in the Share Consolidation will be a “substantially disproportionate redemption of stock” for a Shareholder if the Shareholder owns less than 50% of our outstanding Common Shares after the Share Consolidation, and the percentage of the outstanding shares of our Common Shares owned by the Shareholder immediately after the Share Consolidation is less than 80% of the percentage of our Common Shares it owned immediately before the Share Consolidation.
     In applying these tests, the Shareholder will be treated as owning Common Shares actually or constructively owned by certain individuals and entities related to the Shareholder. If the receipt of cash consideration in respect of fractional share entitlements does not give rise to capital gain or loss under any of the tests, it will be treated first as ordinary dividend income to the extent of the Shareholder’s ratable share of our undistributed earnings and profits, then as a tax-free return of capital to the extent of its aggregate adjusted tax basis in the Common Shares, and any remaining amount will be treated as capital gain.
Shareholders who both receive cash consideration and continue to hold our Common Shares immediately after the Share Consolidation
     If a Shareholder both receives cash consideration as a result of the Share Consolidation and continues to hold our Common Shares immediately after the Share Consolidation, it generally will recognize gain, but not loss, in an amount equal to the lesser of the excess of the sum of aggregate fair market value of its Common Shares plus the cash received over its adjusted tax basis in the Common Shares, or the amount of cash received in the Share

Consolidation. The aggregate adjusted tax basis in the Shareholder’s Common Shares held immediately after the Share Consolidation should be equal to its aggregate adjusted tax basis in the Common Shares held immediately prior to the Share Consolidation, increased by any gain recognized in the Share Consolidation, and decreased by the amount of cash received in the Share Consolidation.
     Any gain recognized in the Share Consolidation should be treated, for federal income tax purposes, as capital gain, provided that the receipt of cash either is “not essentially equivalent to a dividend” with respect to the Shareholder, or is a “substantially disproportionate redemption of stock” with respect to the Shareholder as discussed above. In applying these tests, the Shareholder will be treated as owning Common Shares held by certain individuals and entities related to the Shareholder, and the Shareholder may take into account sales of our Common Shares that occur substantially contemporaneously with the Share Consolidation. If the gain is not treated as capital gain under any of these tests, the gain will be treated as ordinary dividend income to the Shareholder to the extent of its ratable share of our undistributed earnings and profits, then as a tax-free return of capital to the extent of its aggregate adjusted tax basis in its shares, and any remaining gain will be treated as a capital gain.
Dividend income, capital gain and capital loss
     The U.S. federal income tax rate currently applicable to dividends received from domestic corporations or foreign corporations trading in the United States by an individual taxpayer is a maximum of 15%, subject to the requirements the individual must have held the stock with respect to which a dividend is distributed for a minimum of 61 days during the 120-day period beginning 60 days before the stock becomes ex-dividend. A taxpayer’s holding period for these purposes is reduced by periods during which the taxpayer’s risk of loss with respect to the stock is considered diminished by reason of the existence of options, contracts to sell and similar transactions. The reduced rate of tax applies to the taxable years between 2003 and 2008. Individual Shareholders should consult their own advisors as to their eligibility for the reduced rate of tax in relation to dividends on our Common Shares.
     Federal legislation also reduced the maximum U.S. federal income tax rate applicable to net capital gain (defined generally as the total capital gains in excess of capital losses for the year) recognized upon the sale of capital assets that have been held for more than 12 months to 15%. The reduced rate of tax applies to the taxable years between 2003 and 2008. Net capital gain recognized from the sale of capital assets that have been held for 12 months or less will continue to be subject to tax at ordinary income tax rates. Capital gain recognized by a corporate taxpayer will also continue to be subject to tax at the ordinary income tax rates applicable to corporations. For both individual and corporate taxpayers, there are significant limitations on the deductibility of capital losses.
Information reporting and backup withholding
     In general, payments of dividends with respect to our Common Shares are subject to information reporting. Each paying agent will be required to provide the IRS with information, including the name, address, and taxpayer identification number of each U.S. Holder receiving payments, and the aggregate amount of dividends paid to such beneficial owner during the calendar year. These reporting requirements, however, do not apply to all beneficial owners. Specifically, corporations, securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts, and non-U.S. persons satisfying certain requirements are all excluded from reporting requirements.
     U.S. Holders will be required to provide their social security or other taxpayer identification numbers, and in some instances, additional information, to our transfer agent in connection with the Share Consolidation to avoid backup withholding requirements that might otherwise apply. The letter of transmittal will require each Shareholder to deliver such information when the Common Shares certificates are surrendered following the effective date. Backup withholding will apply if a U.S. Holder fails to establish its exemption from the information reporting requirements, is subject to the reporting requirements and fails to supply its correct taxpayer identification number in the manner required by applicable law, or underreports its tax liability, or if the paying agent has been otherwise notified by the IRS to backup withhold. The backup withholding tax rate is currently 28%. This backup withholding tax is not an additional tax and may be credited against a U.S. Holder’s federal income tax liability if the required information is furnished to the IRS.

Special rules for non-U.S. Holders
     If a Shareholder is a non-U.S. Holder, its tax consequences will depend on whether its income or gain from the Share Consolidation is effectively connected with the conduct of a U.S. trade or business, or, if there is an applicable treaty, is attributable to a permanent establishment maintained in the U.S. Performance of significant personal services in the U.S. constitutes the conduct of a U.S. trade or business.
Income or gain not effectively connected with the conduct of a U.S. trade or business
     Except as described below under the heading “Income or Gain Effectively Connected with the Conduct of a U.S. Trade or Business,” dividends (including deemed dividends) paid on our Common Shares held by a non-U.S. Holder will be subject to U.S. federal withholding tax (but not the federal income tax) at a rate of 30% or lower treaty rate, if applicable. In order to claim a reduction of withholding under a tax treaty, a non-U.S. Holder generally will be required to file IRS Form W-8BEN upon which the non-U.S. Holder certifies, under penalty of perjury, its status as a non-U.S. person and its entitlement to the lower treaty rate with respect to such payments. Further, a non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on gain realized on the taxable disposition of our Common Shares.
Income or gain effectively connected with the conduct of a U.S. trade or business
     If dividends paid to a non-U.S. Holder are effectively connected with the conduct of a U.S. trade or business by the non-U.S. Holder or, if required by a tax treaty, the dividends are attributable to a permanent establishment maintained in the United States by the non-U.S. Holder, we and other payors generally are not required to withhold tax from the dividends, provided that the non-U.S. Holder furnishes a valid IRS Form W-8ECI certifying, under penalty of perjury, that the holder is a non-U.S. person, and the dividends are effectively connected with the holder’s conduct of a U.S. trade or business and are includible in the holder’s gross income. Effectively connected dividends will be subject to U.S. federal income tax on net income that applies to U.S. persons generally (and, with respect to corporate holders under certain circumstances, the branch profits tax).
     In the case of any gain that is effectively connected with the conduct of a U.S. trade or business by a non-U.S. Holder (and, if required by a tax treaty, any gain that is attributable to a permanent establishment maintained in the United States), the non-U.S. Holder will generally be taxed on its net gain derived from the disposition at the regular rates and in the manner applicable to U.S. persons and, if the non-U.S. Holder is a foreign corporation, the branch profits tax may also apply.
Backup withholding and information reporting
     We must report annually to the IRS and to each non-U.S. Holder the amount of dividends paid to that holder and the tax withheld from such dividend payments. These reporting requirements apply regardless of whether withholding was reduced or eliminated by any applicable tax treaty. Copies of the information returns reporting dividend payments and any withholding thereof may also be made available to the tax authorities in the country in which the non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.
     A non-U.S. Holder will generally not be subject to additional information reporting or to backup withholding with respect to dividend payments on our Common Shares, or to information reporting or backup withholding with respect to payments of proceeds from the disposition of our Common Shares to or through a U.S. office of any broker, as long as the holder has furnished to the payor or broker: (i) a valid IRS Form W-8BEN certifying, under penalties of perjury, its status as a non-U.S. person; (ii) other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with Treasury regulations; or (iii) otherwise establishes an exemption.
     Any amounts withheld under the backup withholding rules from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability, if any, or will otherwise be refundable, provided that the requisite procedures are followed and the proper information is filed with the IRS on a timely basis. Non-U.S. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

     As explained above, the amounts paid to a Shareholder as a result of the Share Consolidation may result in dividend income, capital gain income, or some combination of dividend and capital gain income to such Shareholder depending on its individual circumstances. We urge each Shareholder to consult its tax advisor as to the particular federal, state, local, foreign, and other tax consequences of the transaction, in light of the specific circumstances.

PART IV — BYE-LAW AMENDMENTS
        The Directors have determined that it is necessary and in the best interest of the Company to make certain amendments to the Bye-Laws in connection with the “going-private” transaction, including without limitation the Share Consolidation. In this regard, we are asking our Shareholders to approve the amendments to our Bye-Laws summarized below.
Amendments Pertaining to Share Consolidation
     Bye-Law 9 currently prohibits the Company from recognizing any equitable interest in any Common Share or any interest in any fractional part of a Common Share. In connection with the Share Consolidation and the cash consideration to be paid in respect of fractional share entitlements arising therefrom, on the advice of legal counsel to the Company and the Special Committee, the Special Committee recommended that the Bye-Laws, specifically Bye-Laws 9 and 45, be amended in order to allow the Directors to have regard to Common Shares held beneficially through nominee shareholders in calculating fractional share entitlements arising on the Share Consolidation and to permit the Directors to rely upon such information in this regard as may be provided to them, either specifically, or in the aggregate, on behalf of such nominee.
Electronic Delivery of Documents
     On December 29, 2006 the Companies Amendment Act 2006 was enacted in Bermuda. This new legislation was passed with a view to modernizing Bermuda company law, and now makes it possible for a company to deliver an “electronic record” of documents to its shareholders and others via electronic mode such as e-mail or website postings. Previously the Company was required to deliver a hard copy of any such documents. The proposed amendments to the Bye-Laws, if approved, will permit notices and other documents, including financial statements required to be delivered to Shareholders under Bermuda law, to be sent by electronic means. These mechanisms could help the Company save on printing and postage costs and may be found to be more convenient by certain of our Shareholders.
Restrictions on Transfer — Greater than 250 Holders of Record
     In connection with the Share Consolidation, we are seeking approval of an amendment to the Bye-Laws granting the Board, effective immediately following the approval by the Shareholders of the Share Consolidation, the power, in their unfettered discretion, to decline to register the transfer by any means of any Common Shares if such transfer would or, in the opinion of the Board, could cause the number of Holders of Record to equal or exceed 250. The Bye-Law amendment will also give the Board the authority to require from any Shareholder or other person appearing to have, or have had, an interest in our Common Shares such information relating to the ownership of our Common Shares as to enable the Board to determine whether any transfer of Common Shares should be permitted.
     The threshold of 250 Holders of Record was selected to ensure that the Company does not, inadvertently, become subject to Exchange Act reporting requirements.
Text of the Amendments
     Shareholders should note that the description of the amendments proposed to be made to the Bye-Laws as set out in this Part IV is intended to be a summary only. Shareholders are advised to read the text of the proposed amendments to the Bye-Laws, which is attached as the Schedule to the Notice of Special General Meeting which is included as Annex A to this document. Other than as indicated in such text, the Bye-Laws (which can be found as Exhibit 10 to the Schedule 13E-3 filed by the Company on December 19, 2007 and Exhibit 1.4 to the Company’s Form 20-F for the fiscal year ended December 31, 2004 filed with the SEC on June 30, 2005) will remain unchanged. The summaries of the amendments are qualified in their entirety by reference to the text set forth in Annex A, which text is hereby incorporated by reference.

PART V —OTHER INFORMATION
The Company
     We are a multinational corporate group and operate a pan-European backbone telecommunications network comprised of advanced fiber-optic cable extending over approximately 7,014 kilometers and connecting 19 principal cities in 6 countries in Western Europe. We offer data communication services to a range of customers that includes small and medium enterprises, major corporations, carriers, resellers and systems integrators services, and we operate in a single segment: telecommunications. VTL is a wholly-owned U.S. subsidiary of the Company and lessee of telehouse space in New York City which houses certain switches and other telecommunications equipment in the U.S. and may be used for co-location services.
Directors and Senior Management
     The following table sets forth certain information with respect to our Directors and senior management as of December 19, 2007:

Name	Position
Leslie Goodman	Chairman of the Board (1), (2), (5)
Lucy Woods	Chief Executive Officer and Director
S. Dennis Belcher	Director (1), (2), (5)
Kevin Power	Director (1), (2), (5)
Thomas E. Doster IV	Director (2), (3)
Iain Burnett	Director (3)
Didier Delepine	Director (5)
Steve Best	Chief Technical Officer
Stuart Blythe	Senior Vice President and General Counsel (4)
Andrew Court	Chief Financial Officer (4)

(1)	Member of the Company’s Audit Committee.

(2)	Member of the Company’s Remuneration Committee.

(3)	Serves as representative of Morgan Stanley.

(4)	Member of the Company’s Disclosure Committee.

(5)	Member of the Company’s Special Committee.
     Leslie Goodman. Mr. Goodman has served as our non-executive Chairman since April 2003. Prior to assuming such position, Mr. Goodman served as a Director of the Company from July 2002. Mr. Goodman is a UK qualified non-practicing solicitor who has spent over 20 years in the investment banking and insurance industries. He has been a director of investment banks Hill Samuel and Barclays de Zoete Wedd, and Chief Executive Officer of ACE London Limited, the UK business of ACE Limited, a Bermuda-based, NYSE-listed, insurance group. He currently serves as a director of a number of other companies.
     Lucy Woods. Mrs. Woods has served as our Chief Executive Officer since May 2003. Mrs. Wods is also a director and executive officer of VTL. Mrs. Woods has over 20 years of telecommunications experience in the UK and European markets. From 1999 to 2003, she was Senior Vice President for MCI Europe, Middle East and Africa. Prior to that, she was a senior executive at British Telecom, where she held the posts of CEO of British Telecom Northern Ireland and the Republic of Ireland. Mrs. Woods was a member of the Patten Commission for Policing in Northern Ireland.
     S. Dennis Belcher. Mr. Belcher has served as a Director of the Company since August 2002. Mr. Belcher has 44 years of experience in banking in the United Kingdom, United States and Canada. At the time of his retirement in March 2002, he was Executive Vice President, Credit and Risk Management and a member of the Loan Policy Committee at the Bank of Nova Scotia. Mr. Belcher is an Associate of the Institute of Bankers (UK), a graduate of the Stonier School of Banking and a Fellow of the Insolvency Institute of Canada.
     Kevin Power. Mr. Power has served as a Director of the Company since October 2002. He was Chairman of ECTA, the European Competitive Telecommunications Association, from 2000 to 2007 and has been Chairman of the Supervisory Board of OneAccess since 2005. Mr. Power was previously a member of the Board of Universal Access, Inc. from 2000-2003. He has over 25 years experience as a senior telecommunications executive in a number of companies, including GTS, Orion Network Systems and Intelsat.
     Didier Delepine. Mr. Delepine has served as a Director of the Company since December 2005. He has had a distinguished career in the telecommunications industry culminating in his role as President and Chief Executive Officer of Equant N.V., a leading provider of data, global networking and managed communications solutions for multinational organizations. Prior to Equant, Mr. Delepine occupied several executive positions with SITA, the network and IT services provider to the airline industry. Until recently, Mr. Delepine served on the Board of Eircom Group plc. He is also a director of Orbcomm Inc., a satellite network operator, and of Mercator Partners, a Virginia based telecommunications venture.
     Thomas E. Doster IV. Mr. Doster has served as a Director of the Company since August 2002. He is a Managing Director in the Principal Investments Group at Morgan Stanley and was the Chairman of the Viatel, Inc. creditors’ committee. Mr. Doster has over 15 years experience in the fields of High Yield and Distressed Debt at each of Morgan Stanley and Goldman, Sachs & Co.
     Iain Burnett. Mr. Burnett has served as a Director of the Company since December 2005. He is a Managing Director at Morgan Stanley in London and has 20 years of experience in European private equity, restructurings and distressed debt markets. Since 2003, Mr. Burnett has worked for Morgan Stanley where he is responsible for European Special Situations investments.
     Steve Best. Mr. Best joined Viatel as Chief Technology Officer in July 2004. Previously, Mr. Best held a number of senior positions with the MCI group including Vice President of Marketing and Head of Engineering and Technology for MCI Europe, Middle East and Africa; his responsibilities while at MCI included the design of MCI’s pan-European voice network and the product development and marketing of the company’s voice, data and IP portfolio across 19 European countries. Before MCI, Mr. Best spent seven years with BT in engineering, marketing and product management.
     Stuart Blythe. Mr. Blythe has served as our Senior Vice President and General Counsel since September 2003. Mr. Blythe is also a director and executive officer of VTL. Prior to joining us he was Vice President and General Counsel for MCI Europe, Middle East and Africa from 1997-2003. From 1989 until 1997 he practised with the law firms Theodore Goddard and Coudert Brothers LLP, both in London and in New York, specialising in mergers and acquisitions, joint ventures and general corporate law matters. He is qualified both as a Solicitor of the Supreme Court of England and Wales and as an Attorney-at-law in the State of New York.
     Andrew Court. Mr Court joined Viatel as our Chief Financial Officer in August 2006. Prior to joining us he was Finance Director for NextiraOne UK. He has extensive experience within the telecommunications sector, including three years as Chief Financial Officer for Accenture-owned, Imagine Broadband, and eight years with Cable & Wireless plc. During his time at Cable & Wireless, he held a range of senior corporate finance, strategy and M&A positions, both in the UK and overseas, including three years at Optus Communications in Australia. He qualified as a Chartered Accountant with BDO Binder Hamlyn and holds a Bachelor’s Degree in Finance.

     None of the Company’s Directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the Company’s Directors and executive officers is a citizen of the United Kingdom, except for Mr. Doster who is a U.S. citizen, Mr. Belcher who holds dual Canadian and British citizenship, Mr. Power who holds dual Irish and U.S. citizenship, and Mr. Delepine who is a French citizen.
     There is no family relationship between any of the foregoing persons. Certain Directors became Directors pursuant to the Plan of Reorganization. Otherwise, there are no specific agreements, arrangements or understandings with major Shareholders, customers, suppliers or others, pursuant to which any of the foregoing persons were selected as a Director or executive officer.
The Investor Group; Related Party Transactions
     On April 21, 2004, the Company completed a debt financing with the Investor Group under which the Company received an amount of $52.3 million by way of the sale and issuance of the 2004 Notes. Upon conversion of all or a large portion of the 2004 Notes, the Investors would hold a significant majority of our Common Shares, assuming we have not issued additional Common Shares. As a condition to the closing of the sale and issuance of the 2004 Notes, the Investors were, through certain amendments to the Bye-Laws that were passed by resolutions of the Shareholders at a special general meeting, given certain additional rights. As long as the Investors, directly or indirectly, hold at least 25% of our Common Shares, on a fully diluted basis, material corporate actions require the consent of the Investors. In addition, the Investors have the right, at any time, to increase the size of our Board and to approve a number of Directors sufficient to cause a majority of the Board to be designees of the Investors. In order to give effect to these rights under Bermuda law, the Special Share was issued to a trustee acting on behalf of the Investors (and their transferees). The Special Share was issued with such rights as are required to enable the Investors (and their transferees) to exercise the various Investor rights provided for under the documentation related to the sale and issuance of the 2004 Notes. With respect to the taking of any material actions that will require the approval of the Investors, to the extent that any such actions may, under Bermuda law, require the approval of the Shareholders in general meeting, the Special Share has been granted weighted voting rights (nine votes for every one vote cast by other Shareholders) to ensure it can carry any relevant vote. To the extent, therefore, that a vote of the Shareholders is required by Bermuda law, such actions are able to be taken with the consent alone of the holder of the Special Share. Under their original terms, the 2004 Notes were only convertible, at the option of the holder, upon the occurrence of certain defined liquidity events or, if not previously converted, after the ninth anniversary of issuance, at a base conversion price of $0.75 per Common Share. By letter agreement dated June 23, 2005, the terms of the 2004 Notes were amended to permit their conversion into Common Shares by the Investor Group, at the direction of the Majority Noteholder, in whole or in part at any time, subject to the Investor Group and the Company reaching agreement as to the applicable conversion price.
     On June 23, 2005, the Company completed a round of debt financing with two of the Investors – Morgan Stanley and Värde. These Investors purchased an aggregate of $16.0 million principal amount of 12.0% Increasing Rate Notes. On March 14, 2006, the Company completed a round of debt financing with these Investors and Stonehill by way of their purchase of an aggregate of $8.8 million principal amount of 12.5% Increasing Rate Notes. In connection therewith, Stonehill purchased $168,471 principal amount of the 12.0% Increasing Rate Notes issued in June 2005 from Morgan Stanley and Värde such that the ownership percentages of Morgan Stanley, Värde and Stonehill of such notes issued in the June 2005 and March 2006 financings were 78.9%, 19.1% and 1.9%, respectively. On December 21, 2006, the Company completed a further round of debt financing by way of the purchase by Morgan Stanley, Värde and Stonehill of an aggregate of $12.1 million principal amount of 12.75% Increasing Rate Notes. On April 3, 2007, the Company completed a further round of debt financing by way of the purchase by Morgan Stanley, Värde and Stonehill of an aggregate principal amount of $12.1 million of 12.75% Increasing Rate Notes. Morgan Stanley, Värde and Stonehill purchased the Increasing Rate Notes in each such financing and in the August 8, 2007 financing referenced below in the same proportion as they invested in the June 23, 2005 and March 14, 2006 financings.

     As at June 27, 2007, the Company entered into an amendment relating to each of the senior notes sold in 2006 and 2007 (as well as 2005) by which it was agreed that the maturity date of each of these senior notes would be extended from July 1, 2007 to July 1, 2008. In consideration for such extension of the maturity date, it was further agreed that the interest rate applicable as at July 1, 2007 on each of these senior notes would be increased by 1% per annum with effect from July 1, 2007.
     On August 8, 2007, the Company sold additional 14.25% Increasing Rate Notes due July 2008 in the aggregate principal amount of $12.1 million to Morgan Stanley, Värde and Stonehill. After giving effect to payment in kind interest paid on the Increasing Notes through July 15, 2007, there was an aggregate principal amount outstanding of Increasing Rate Notes of approximately $63.8 million.
Ownership of Certain Beneficial Owners
     The following table sets forth certain information regarding the beneficial ownership of our Common Shares, as of July 15, 2007, by each person or entity known to us to own beneficially more than 5% of our issued and outstanding Common Shares (including for this purpose two members of the Investor Group, Morgan Stanley and Värde), the interest of our Investor Group as holders of the 2004 Notes, and the individual interest of Lucy Woods, our Chief Executive Officer, together with certain information as to the impact upon such interests of the Share Consolidation and a conversion of the Notes.

	Prior to Share Consolidation				After Share Consolidation
			Post Conversion				Post Conversion
	Pre-Conversion of Notes		of Notes (1)		Pre-Conversion of Notes		of Notes (2)
		% of		% of
Name		Out-		Out-		% of Out-		% of Out-
beneficial	Beneficial	standing	Beneficial	standing	Beneficial	standing	Beneficial	standing
owner	Ownership	Shares(3)	Ownership	Shares(4)	Ownership	Shares(5)	Ownership	Shares(6)
Morgan Stanley(7)	1,621,562 Common Shares	15.3%	62,889,096 Common Shares	62.6%	5,405 Common Shares	15.4%	209,630 Common Shares	62.7%
Värde (8)	882,531 Common Shares	8.3%	18,068,375 Common Shares	18.0%	2,941 Common Shares	8.4%	60,228	18.0%
Kanagawa Holdings, LLC	691,850 Common Shares	6.5%	691,850 Common Shares	0.7%	2,306 Common Shares	6.6%	2,306	0.7%
Lucy Woods (9)	—	—	429,646 Common Shares	0.4%	—	—	1,415	0.4%
Noteholders as a group	2,504,093(10)	23.6%	92,300,128 Common Shares (11)	91.9%	8,346 Common Shares (10)	23.8%	307,667 Common Shares (11)	92.0%

(1)	Assumes the issuance of 89,796,035 Existing Common Shares upon conversion of an aggregate of $67,347,027 outstanding under the Notes held (an aggregate principal amount of $52,300,000 and aggregate accrued interest of $15,097,026 on the Notes up to the interest payment date of July 15, 2007), based on the current base conversion price under the Notes of $0.75 per share. The exact number of Common Shares into which the Notes are convertible is not calculable at the present time because the conversion price used for such conversion is based upon a calculation of the total equity value of the Company (to be determined by the Board subject to approval of the Majority Noteholder or, absent such approval, as determined by an independent expert).

(2)	Assumes the issuance of 299,320 New Common Shares upon conversion of an aggregate of $67,347,027 outstanding under the Notes held (an aggregate principal amount of $52,300,000 and aggregate accrued interest of $15,097,026 on the Notes up to the interest payment date of July 15, 2007), based on the current base conversion price under the Notes, as adjusted to give effect to the Share Consolidation, of $225.

(3)	Based on 10,630,000 Existing Common Shares outstanding as of July 15, 2007, without giving effect to the conversion of any of the Notes.

(4)	Based on 100,426,035 Existing Shares outstanding as of November 1, 2007, giving effect to full conversion of all the Notes.

(5)	Based on an estimated 35,000 New Common Shares to be outstanding following the Share Consolidation.

(6)	Based on 334,320 New Common Shares outstanding, giving effect to full conversion of the Notes.

(7)	Morgan Stanley is the holder of Notes in the aggregate amount of $45,950,651 ($35,650,000 principal amount and $10,300,651 representing accrued interest on the Notes up to the interest payment date of July 15, 2007).

(8)	Information based on the Schedule 13G, dated February 11, 2005, of The Värde Fund L.P., The Värde Fund V L.P., The Värde Fund VI L.P., Värde Investment Partners L.P., The Värde Select Fund L.P., The Värde Fund (Cayman) Limited, The Värde Fund V GP LLC, The Värde Fund VI GP LLC, Värde Investment Partners GP LLC, Värde Partners L.P., Värde Partners Inc. and Värde Management International Inc., George G. Hicks, Gregory S. McMillan, Marcia L. Page. The address for The Värde Fund (Cayman) Limited is 2nd Floor Harbour Centre, P.O. Box 896, George Town BWI. All other entities can be contacted at the address listed in the table. Värde is the holder of Notes in the aggregate amount of $12,889,383 ($10,000,000 principal amount and $2,889,383 representing accrued interest on the Notes up to the interest payment date of July 15, 2007).

(9)	Lucy Woods, our Chief Executive Officer, is the holder of Notes in the aggregate amount of $322,235 ($250,000 principal amount and $72,235 representing accrued interest on the Notes up to the interest payment date of July 15, 2007).

(10)	Represents Common Shares held by Morgan Stanley and Värde.

(11)	Includes Common Shares held by Morgan Stanley and Värde prior to conversion of the Notes.
Price Range of Common Stock; Trading Volume; Dividends
     Our Common Shares are traded only in the “Pink Sheets” in the U.S. under the ticker “VTLAF.PK” and have no stock exchange or other listing in the U.S. or abroad. The aggregate market value of the public float of our Common Shares has ranged from $1,063 to $637,800 in 2007. The Board believes that the Shareholders currently receive no meaningful economic benefits from the Company’s public status given that the public market for its shares is highly illiquid with an average daily trading volume of only 16,190 shares in 2007 (based on the 51 days the stock actually traded in 2007) and an annual trading volume of 2,879,062 in 2006 and only 825,666 during the period from January 1, 2007 through December 14, 2007. Our Common Shares have traded at a very low share price in recent years with high and low share prices in the period from January 1, 2007 through December 14, 2007 being $0.06 and $0.0001 per share and its high and low share prices in 2006 being $0.09 and $0.0001 per share. As of December 17, 2007, there were 10,630,000 Common Shares outstanding. The consistently low share price ($0.005 per share at December 14, 2007) and the illiquidity of our Common Shares have additionally meant that the Company’s equity is not a useful incentive for employee compensation, for raising capital or as currency for acquisitions. Further, the Board has no present intention of raising capital through the U.S. public markets or using our Common Shares as consideration in any corporate transaction.
     The following chart sets out the high and low sales price of our common shares since July 1, 2005.

	High	Low
Period	(in $)
Third Quarter 2005	0.07	0.0001
Fourth Quarter 2005	0.04	0.0001
First Quarter 2006	0.09	0.0001
Second Quarter 2006	0.08	0.0001
Third Quarter 2006	0.07	0.0025
Fourth Quarter 2006	0.06	0.001
First Quarter 2007	0.06	0.0013
Second Quarter 2007	0.06	0.00013
Third Quarter 2007	0.01	0.0055
October 2007-December 14, 2007	0.02	0.005

     We have not declared or paid any dividends during the past two years. In addition, the terms of our Notes contain restrictive covenants that significantly limit our ability to declare or pay dividends.
Summary Historical Financial Information
        The following condensed statement of operations data for the years ended December 31, 2006 and 2005, and the selected balance sheet data at December 31, 2006 and 2005, are derived from our financial statements and the related notes, audited by Deloitte & Touche LLP, our independent auditors. Our financial statements and the related notes as of December 31, 2006 and 2005 are included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2006, which is incorporated by reference.
Statement of Operations Data:

	Years Ended December 31,
	(Audited)
	2006	2005
	(Amounts in thousands)
Revenue	$33,467	$20,559
Total operating expenses (net) (1)	(69,908)	(75,817)
Other income (expense)	93	362
Operating loss	(36,348)	(54,896)
Net loss from continuing operations	$(49,546)	$(63,501)
Net profit from discontinued operations	10,687	123
Net loss	(38,859)	(63,378)
Foreign currency translation adjustment	(1,331)	(9,526)
Comprehensive loss	(40,190)	(72,904)
Net loss per common share attributable to common shareholders, basic and diluted — continuing operations	$(4.66)	$(5.97)
Balance Sheet Data:

	At December 31,
	2006	2005
	(Amount in thousands)
Cash and cash equivalents	$17,679	—
Working capital	(7,872)	(15,963)
Total assets	85,609	56,409
Total liabilities	(161,731)	(92,341)
Stockholders’ deficit	$(76,122)	$(35,932)
Book value per share(2)	$(7.16)	$(3.38)

(1)	Operating expenses are net of gain on amounts due from bankruptcy estates.

(2)	Book value per share at December 31, 2006, giving effect to the Share Consolidation, would have been $(8.82).
The Company’s ratio of earning to fixed charges for the years ended December 31, 2006 and December 31, 2005 was not meaningful since it had no earnings in those periods. The fixed charge was $14.9 million and $10.2 million in 2006 and 2005, respectively.
Recent Developments
     We are not required under Bermuda law to prepare or provide our shareholders with interim financial statements between annual periods, and, therefore, as a “foreign private issuer”, as that term is defined in the Exchange Act, we are not required to file interim quarterly or semi-annual financial information with the SEC. In connection with the reviews, analyses and inquiries made by Duff & Phelps, however, our management provided Duff & Phelps with internal management financial information for the nine months ended September 30, 2007. These internal management accounts were unaudited and were not prepared in accordance with generally accepted accounting principles in the United States. Accordingly, they may not be comparable to the audited statements for the years ended December 31, 2006 and 2005 summarized above. However, the Company believes they fairly present the financial operations of the Company for the periods indicated. The following summary is derived from such management financial information.
     Revenues for the nine-month period ended September 30, 2007 were $36.5 million compared to $22.7 million for the nine-month period ended September 30, 2006, an increase of 60.8%. The improvements in the operating results for the nine-month period ended September 30, 2007 compared to the nine-month period ended September 30, 2006 were caused principally by further growth in the Company’s UK retail sector. Total operating expenses increased by 14.3%, from $52.5 million in the nine months ended September 30, 2006 to $60.0 million in the nine months ended September 30, 2007. Our cost of sales as a percentage of revenues increased slightly. We were able to achieve certain savings in selling, general and administrative expenses. As a result, our operating loss declined from $(29.8) million for the nine months ended September 30, 2006 to $(23.5) million for the nine months ended September 30, 2007.
     Our revenues are derived primarily from the provision of telecommunications services in the UK and Europe. A small percentage of our revenues are derived from our managed hosting and co-location services, which allow customers to outsource the hosting of their websites and IT applications. In June 2007, our management discussed with our Board the possibility of expanding our co-location business by means of acquiring an additional site in London. At that time, the Board directed management to proceed with a feasibility study with respect to such expansion. A potential new co-location site has been identified, and we expect to sign a lease prior to the end of this calendar year. We anticipate, if we are able to successfully negotiate and execute this lease, that we would proceed in two phases. In the first phase, we would build out approximately one-quarter of the space. If this phase is successfully executed, we would further proceed to phase two where it would be necessary to raise funds and plan a full upgrade of the facility. There can be no assurance that our new co-location business will be implemented on schedule, or at all, and there can be no assurance that if implemented this business will be successful.
Certain Projections
     The Company does not as a matter of course publicly disclose projections as to future revenues or earnings. However, in connection with the presentation of the proposed Share Consolidation to the Special Committee, certain projections of the Company’s operating performance for the years 2008 through 2012 were furnished to the Special Committee and Duff & Phelps.
     Such projections, which give effect to the Share Consolidation and the related cost savings, were prepared by members of the management of the Company. The fact that such projections were furnished to the Special Committee and Duff & Phelps should not be regarded as an indication that the Company or any persons who received such information consider them an accurate prediction of future events. The projections were not prepared with a view to complying with published guidelines of the SEC regarding projections; nor were they prepared in accordance with generally accepted accounting principles in the United States. In addition, because the projections are based on a number of assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company, there can be no assurance that they will be realized, and actual results may be higher or lower than those projected, possibly by material amounts. In preparing the projections, certain key assumptions concerning the Company’s operations and general economic conditions were used. These assumptions include the following: (i) no public company listing expenses are incurred; (ii) we will be able to raise additional financing to fund operations; (iii) we will not receive any revenues or incur any costs associated with the proposed additional co-location services; (iv) we will not incur any liabilities or realize any revenues from certain current litigation; (v) monthly sales order value will increase as a result of projected increases in sales personnel; (vi) margins will remain at current levels; (vii) costs for repairs, maintenance, marketing, consulting and travel will increase approximately 2% annually commencing in 2008 and costs related to network property and rights of way will increase approximately 3% annually commencing in 2008; and (viii) we will continue to receive network expense reimbursement from a third party pursuant to an existing arrangement. The projections are of necessity based on a variety of assumptions, some of which, though considered reasonable at the time of preparation, may not be realized.

     The following table summarizes the management projections:
VIATEL HOLDING (BERMUDA) LIMITED
CERTAIN PROJECTIONS

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(Amounts in millions)
Revenue (1)	$65.2	$90.1	$114.9	$141.9	$165.7
Total cost of goods sold (2)	34.5	43.0	52.4	63.3	72.7
Gross profit (3)	30.7	47.1	62.5	78.6	93.0
Sales, general and administrative (4)	53.2	54.8	59.1	60.7	62.3
Operating profit/(loss) (5)	(21.9)	(6.7)	4.7	17.5	28.6

(1)	Excludes amortized revenue from 2006 Global Voice transaction.

(2)	Total costs of goods sold are included in total operating expenses (net) in our audited financials statements.

(3)	Gross profit represents revenue less total cost of goods sold.

(4)	Sales, general and administrative expenses are included in total operating expenses (net) in our audited financials statements.

(5)	Includes amortized revenue and contribution to operating costs under 2006 Global Voice transaction.

PART VI — WHERE TO FIND INFORMATION
     We are currently required to file reports and other information with the SEC under the Exchange Act. Copies of these reports and other information are available at the SEC’s public reference facilities at 100 F Street, N.W., Washington, D.C. 20549. Copies of such materials can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.W., Washington, D.C. 20549. These filings can also be viewed at the SEC’s website at http://www.sec.gov.
     The SEC allows the Company to “incorporate by reference” the information it files with the SEC into this document. This permits the Company to disclose important information to you be referring to these filed documents. The information incorporated by reference is an important part of this document. The following documents that the Company has filed with the SEC are incorporated by reference in this document:
•	its Annual Report on Form 20-F for the year ended December 31, 2006.
     A copy of the written presentations of Duff & Phelps to the Special Committee on October 31, 2007 and November 16, 2007 have been attached as exhibits to the Transaction Statement on Schedule 13E-3 filed by the Company with the SEC in connection with the proposed Share Consolidation. The written presentation will also be available for any interested holder of our Common Shares (or any representative of such Shareholder who has been so designated in writing) to inspect at our principal executive offices during regular business hours.

Annex A
Viatel Holding (Bermuda) Limited
(the “Company”)
N O T I C E
NOTICE IS HEREBY GIVEN to all Shareholders of record on [                     ___], 2008 (the “Record Date”) that a Special General Meeting of the Company will be held at the offices of Appleby, Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda on:
[                    ], 2008 at 11.00 a.m. (Bermuda time)
A G E N D A
1.	Elect a Chairman, if necessary.

2.	Read the Notice convening this meeting.

3.	To consider and, if thought fit, approve the following resolutions (the “Resolutions”):
Resolution 1:
THAT:
     (i) in respect of each holding of common shares in the capital of the company (which, for these purposes and for the avoidance of doubt, excludes the Special Share as defined in the Bye-Laws) of par value U.S.$0.01 (the “Existing Common Shares”) presently in issue as shown on the Company’s register of shareholders as of 6:00 p.m. on the date of the Special General Meeting of the Company convened to approve the transactions contemplated by these Resolutions (the “Effective Date”) (any issue as to what constitutes a “holding” and as to the relevant entitlements arising for these purposes being determined by the Directors in their absolute discretion and using, without limitation and as they may deem relevant, the powers conferred upon the Board under Bye-Law 45 of the Bye-Laws of the Company (as amended in accordance with this Resolution (“Bye-Law 45”))), every 300 Existing Common Shares shall be and the same are hereby consolidated into one new Common Share of par value U.S.$3.00 (each a “New Common Share”) (the “Share Consolidation”), provided that no shareholder in the Company (a “Shareholder”) shall be entitled to a fraction of a New Common Share and all shares representing fractions of a New Common Share arising from such Share Consolidation shall, so far as is possible, be aggregated into New Common Shares and sold to VTL, Inc., a wholly-owned subsidiary of the Company, at a purchase price equivalent to U.S.$0.44 per Existing Common Share, being U.S.$132.00 per New Common Share, with the net proceeds from such sale being distributed in due proportion amongst the Shareholders in accordance with their respective entitlements to fractions of a New Common Share;
     (ii) every 300 authorized but unissued Existing Common Shares as at the Effective Date be and the same are hereby consolidated into one New Common Share, provided that any fractions of authorized but unissued New Common Shares otherwise arising from the Share Consolidation shall be cancelled;
     (iii) the Bye-Laws of the Company shall be and are hereby amended in the manner set out under the heading “Amendments pertaining to the Share Consolidation” in the Schedule to this Notice; and

     (iv) the Directors be and they are hereby authorized to do or procure all such acts and things as may be required to effect the Share Consolidation and to deal with any shares representing fractions of New Common Shares in the manner contemplated by this Resolution.”
Resolution 2
THAT the Bye-Laws of the Company shall be and are hereby amended in the manner set out under the heading “Restrictions on Transfer” in the Schedule to this Notice.
Resolution 3
THAT the Bye-Laws of the Company shall be and are hereby amended in the manner set out under the heading “Electronic Delivery of Documents” in the Schedule to this Notice.
4.	Consider and, if thought fit, approve any such other resolutions and/or amendments to the Resolutions proposed by the Chairman to give effect to the Resolutions and to allow the Company to enter into and perform the transactions described in the Chairman’s Letter.

5.	Consider any other business, which may properly come before the meeting.

BY ORDER of the Directors

Chairman

Dated:	[ ___, 2008]
To:	The Shareholders
The Directors
The Resident Representative

SCHEDULE
PROPOSED AMENDMENTS TO BYE-LAWS
AMENDMENTS PERTAINING TO SHARE CONSOLIDATION
It is proposed that the Bye-Laws of the Company be amended by:
(i)	restating the last paragraph of Bye-Law 45 as follows:

“In regard to any division, consolidation, or sub-division under this Bye-Law, where any difficulty or issue arises the Board may settle the same as it thinks expedient and, in addition, but without limitation, may, at its absolute discretion: (i) for the purposes of determining the entitlements arising in such circumstances, including any entitlements to fractions of a share, on a case by case basis, recognize any beneficial interest in any share held by a nominee (including, without limitation, Cede & Co.) (in connection with which it may rely upon information provided to it, either specifically or in aggregate, by or on behalf of such nominee), (ii) authorize or arrange for the sale or purchase (including without limitation the purchase by any subsidiary or subsidiaries of the Company) of the shares representing fractions (including, where relevant, such shares representing such entitlements as may be determined in accordance with sub-paragraph (i) above) and the distribution of the net proceeds of sale in due proportion amongst the Shareholders in accordance with their respective entitlements, and for this purpose the Board may authorize some person to transfer such shares to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to such shares be affected by any irregularity or invalidity in the proceedings relating to the sale, and (iii) authorize the Company, subject to the Companies Act and Bye-Law 76A, to purchase any shares representing fractions (including, where relevant, such shares representing such entitlements as may be determined in accordance with sub-paragraph (i) above) arising as a result of any such division, consolidation or subdivision, on such terms and conditions and in such manner as the Board may determine”;

(ii)	inserting in the first line of Bye-Law 9 after the word “law,”

“Subject to Bye-Law 45,”;
RESTRICTIONS ON TRANSFER
It is proposed that the Bye-Laws of the Company be amended by:
(i)	adding Bye-Law 35A as follows:
     “35A (a) Purpose and interpretation
(i)	The purpose of this Bye-Law is to restrict the number of people who hold or have an interest in shares in the capital of the Company, so as to enable the Company to prevent any reporting obligations from arising under Section 12(g) or 15(d) of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) in the future following the completion by the Company of a “going-private” transaction.

(ii)	The Board may, in its absolute and unfettered discretion, decline to register the transfer (which term shall include any conveyance, whether voluntary or involuntary, including but not limited to any sale, gift, assignment, bequest or devise) of any Common Shares if such transfer would or, in the opinion of the Board (which shall have absolute discretion in this regard) could, cause the number of “holders of record” (as that term is defined under Rule 12g-51 under the Exchange Act) of Common Shares of the Company to equal or exceed 250.

(iii)	The Board may by notice in writing require any Shareholder or other person appearing to be interested or appearing to have been interested in Common Shares to disclose to the Company in writing such information as the Board shall require relating to the ownership of or interests in the Common Shares in question as lies within the knowledge of such Shareholder or other person, including any information which the Board shall deem necessary or desirable in order to determine whether any transfer contemplated by this Bye-Law should be permitted.
ELECTRONIC DELIVERY OF DOCUMENTS
It is proposed that the Bye-Laws of the Company be amended by:
(i)	Deleting Bye-Laws 141 and 142 in their entirety and replacing them with the following:

“141 Any notice or other document (including but not limited to a share certificate, any notice of a general meeting of the Company, any instrument of proxy and any document to be sent in accordance with Bye-Law 139) may be sent to, served on or delivered to any Shareholder by the Company:
(a)	personally;

(b)	by sending it through the post (by airmail where applicable) in a pre-paid letter addressed to such Shareholder at his address as appearing in the Register;

(c)	by sending it by courier to or leaving it at the Shareholder’s address appearing in the Register;

(d)	by, where applicable, sending it by email or facsimile or other mode of representing or reproducing words in a legible and non-transitory form or by sending an electronic record of it by electronic means, in each case to an address or number supplied by such Shareholder for the purposes of communication in such manner; or

(e)	by publication of an electronic record of it on a website and notification of such publication (which shall include the address of the website, the place on the website where the document may be found, and how the document may be accessed on the website) by any of the methods set out in subparagraphs (a) to (d) inclusive of this Bye-Law 141(1), in accordance with the Companies Acts.
In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed as sufficient service on or delivery to all the joint holders.
142 Any notice or other document shall be deemed to have been served on or delivered to any Shareholder by the Company:
(a)	if sent by personal delivery, at the time of delivery;

(b)	if sent by post, forty-eight (48) hours after it was put in the post;

(c)	if sent by courier or facsimile, twenty-four (24) hours after sending;

(d)	if sent by email or other mode of representing or reproducing words in a legible and non-transitory form or as an electronic record by electronic means, twelve (12) hours after sending; or

(e)	if published as an electronic record on a website, at the time that the notification of such publication shall be deemed to have been delivered to such Shareholder, and in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed and stamped and put in the post, published on a website in accordance with the Companies Acts and the provisions of these Bye-Laws, or sent by courier, facsimile, email or as an electronic record by electronic means, as the case may be, in accordance with these Bye-Laws.
Each Shareholder and each person becoming a Shareholder subsequent to the adoption of these Bye-Laws, by virtue of its holding or its acquisition and continued holding of a share, as applicable, shall be deemed to have acknowledged and agreed that any notice or other document (excluding a share certificate) may be provided by the Company by way of accessing them on a website instead of being provided by other means.”
(ii)	Restating Bye-Law 1(5) as follows:

“1(5) Reference to writing shall include typewriting, printing, lithography, photography and electronic record.”;

(iii)	Adding Bye-Law 1(9) as follows:

“1(9) A reference to anything being done by electronic means includes its being done by means of any electronic or other communications equipment or facilities and reference to any communication being delivered or received, or being delivered or received at a particular place, includes the transmission of an electronic record to a recipient identified in such manner or by such means as the Board may from time to time approve or prescribe, either generally or for a particular purpose.”; and

(iv)	Adding Bye-Law 1(10) as follows:

“1(10) A reference to a signature or to anything being signed or executed includes such forms of electronic signature or other means of verifying the authenticity of an electronic record as the Board may from time to time approve or prescribe, either generally or for a particular purpose.”

Annex B
VIATEL HOLDING (BERMUDA) LIMITED
(the “Company”)
SPECIAL GENERAL MEETING OF SHAREHOLDERS
                    , February             , 2008
11.00 am
(Bermuda time)
APPPLEBY
Canon’s Court
22 Victoria Street
Hamilton HM12, Bermuda

Viatel Holding (Bermuda) Limited
Canon’s Court
22 Victoria Street
Hamilton HM12, Bermuda	proxy
This proxy is solicited by the Board of Directors for use at the Special General Meeting of the Company on                                        &n bsp;, February                     , 2008 or at any adjournment thereof.
I/We, HEREBY APPOINT           , or failing whom the chairman of the Special General Meeting (the “Chairman”), as my/our proxy to represent me/us and to vote on my/our behalf at the Annual General Meeting of the Company to be held                     , February                     , 2008 and at any adjournment thereof and to vote for me/us as indicated in the boxes below.
In the absence of instructions, the proxy may vote or abstain from voting as he or she thinks fit on the resolutions below (the “Specified Resolutions”).
Should any resolution or other business, other than the Specified Resolutions, be proposed at the Annual General Meeting by the Chairman (including any motion to adjourn the Annual General Meeting or any amendments to the Specified Resolutions), the proxy may vote thereon as he or she thinks fit.
Please complete using ink and indicate your vote with an “x” in the space provided.
PLEASE DATE, SIGN AND MAIL OR FAX AT ONCE.
See reverse for voting instructions.

VOTE BY MAIL OR FAX
This form of proxy must be delivered by mail to Proxy Services, Continental Stock Transfer & Trust Co., 8th Floor, 17 Battery Place, New York, NY 10004 in the pre-addressed envelope attached, or by fax to Proxy Services, Continental Stock Transfer & Trust Co. (fax number +1 212 509 5152) no later than 11.00 am (Bermuda local time) on                     , February                     , 2008.
The Board of Directors Recommends a Vote FOR Items 1, 2 and 3

Resolution 1		For	Against	Abstain
	THAT:	☐	☐	☐

(i) in respect of each holding of common shares in the capital of the company (which, for these purposes and for the avoidance of doubt, excludes the Special Share as defined in the Bye-Laws) of par value U.S.$0.01 (the “Existing Common Shares”) presently in issue as shown on the Company’s register of shareholders as of 6:00 p.m. on the date of the Special General Meeting of the Company convened to approve the transactions contemplated by these Resolutions (the “Effective Date”) (any issue as to what constitutes a “holding” and as to the relevant entitlements arising for these purposes being determined by the Directors in their absolute discretion and using, without limitation and as they may deem relevant, the powers conferred upon the Board under Bye-Law 45 of the Bye-Laws of the Company (as amended in accordance with this Resolution (“Bye-Law 45”))), every 300 Existing Common Shares shall be and the same are hereby consolidated into one new Common Share of par value U.S.$3.00 (each a “New Common Share”) (the “Share Consolidation”), provided that no shareholder in the Company (a “Shareholder”) shall be entitled to a fraction of a New Common Share and all shares representing fractions of a New Common Share arising from such Share Consolidation shall, so far as is possible, be aggregated into New Common Shares and sold to VTL, Inc., a wholly-owned subsidiary of the Company, at a purchase price equivalent to U.S.$0.44 per Existing Common Share, being U.S.$132.00 per New Common Share, with the net proceeds from such sale being distributed in due proportion amongst the Shareholders in accordance with their respective entitlements to fractions of a New Common Share;

(ii) every 300 authorized but unissued Existing Common Shares as at the Effective Date be and the same are hereby consolidated into one New Common Share, provided that any fractions of authorized but unissued New Common Shares otherwise arising from the Share Consolidation shall be cancelled;

(iii) the Bye-Laws of the Company shall be and are hereby amended in the manner set out under the heading “Amendments pertaining to the Share Consolidation” in the Schedule to the Notice of Special General Meeting; and

(iv) the Directors be and they are hereby authorized to do or procure all such acts and things as may be required to effect the Share Consolidation and to deal with any shares representing fractions of New Common Shares in the manner contemplated by this Resolution.

Resolution 2		For	Against	Abstain
	THAT the Bye-Laws of the Company shall be and are hereby amended in the manner set out under the heading “Restrictions on Transfer” in the Schedule to the Notice of Special General Meeting.	☐	☐	☐

Resolution 3		For	Against	Abstain
	THAT the Bye-Laws of the Company shall be and are hereby amended in the manner set out under the heading “Electronic Delivery of Documents” in the Schedule to the Notice of Special General Meeting.	☐	☐	☐

Address Change? Mark Box	Indicate changes below:	Dated the	day of	2008

Signature(s) in Box

NOTE: If signing as attorney, executor, administrator, trustee, guardian or the like, please give your full title as such. If signing for a corporation, please give your title.

Annex C
As of November 16, 2007
The Special Committee of the Board of Directors
Viatel Holding (Bermuda) Limited
Inbucon House
Wick Road Egham, Surrey TW20 0HR
United Kingdom
Dear Members of the Special Committee:
Description of the Proposed Transaction
We understand that the Special Committee (the “Special Committee”) of the Board of Directors of Viatel Holding (Bermuda) Limited (”Viatel” or the “Company”) is considering a resolution to recommend that the Board of Directors of Viatel approve and seek to implement a share consolidation (the “Proposed Transaction”) pursuant to which holders of shares of common stock, par value $0.01 per share (“Shares”), of Viatel would receive one new share of common stock, par value $3.00 per share (“New Share”), of Viatel for every 300 Shares they hold and $0.44 per Share in cash (the “Cash Consideration”) in lieu of fractional New Shares. Duff & Phelps, LLC (“Duff & Phelps”) has been engaged as the Special Committee’s financial advisor to provide the Special Committee with an opinion (the “Opinion”) as to whether the Cash Consideration to be received in lieu of fractional Shares by the holders of Shares other than affiliates of the Company in the Proposed Transaction is fair from a financial point of view to such holders. Duff & Phelps will receive a fee for rendering this Opinion, which is not contingent upon the conclusion expressed herein or the consummation of the Proposed Transaction. The Company has also agreed to reimburse Duff & Phelps for certain expenses and to indemnify Duff & Phelps and certain related parties for certain liabilities arising in connection with Duff & Phelps’ engagement. The issuance of this Opinion has been approved by the internal opinion committee of Duff & Phelps.
Scope of Analysis
In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Among other things we:
1	Discussed the operations, financial conditions, future prospects and projected operations and performance of the Company with management of the Company;

The Special Committee to the Board of Directors
November 16, 2007
2	Reviewed certain publicly available financial statements and other business and financial information of the Company, and the industry in which it operates;

3	Reviewed historical financial statements for Viatel including financial statements for the year ended December 31, 2006 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, as well as interim financial statements for the nine-month period ended September 30, 2007 provided by management of the Company, which the Company has identified as being the most current financial statements available for the Company;

4	Reviewed certain internal financial information and other financial and operating data concerning the Company;

5	Reviewed certain financial forecasts prepared by the management of the Company for the five years ended December 31, 2012;

6	Reviewed the financial performance of the Company and the historical trading price, and trading volume of the Shares, and compared them with the financial performance of and the historical trading prices of the publicly traded securities of, certain other companies that we deemed relevant;

7	Reviewed information on transactions involving companies that we deemed relevant;

8	Reviewed publicly available research analyst reports on the European telecommunications industry and on selected public companies we deemed relevant; and

9	Conducted such other analyses and considered such other factors as we deemed appropriate.
Assumptions, Qualifications and Limiting Conditions
In performing our analyses and rendering this Opinion Duff & Phelps, with your consent:
1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to us from private sources, including Company management, and did not independently verify any such information;

2.	Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps by management of the Company, including estimates of the probability of realization, magnitude and timing of certain contingent liabilities and contingent assets (the “Contingencies”), were reasonably prepared and based upon the best currently available information and good faith judgment of the Company’s management;

3.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed by Duff & Phelps;

4.	Assumed that all of the information supplied to Duff & Phelps was and is accurate in all respects material to our analyses;

5.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied without waiver, modification or delay; and

6.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction.

The Special Committee to the Board of Directors
November 16, 2007
For purposes of our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue, the results of our analyses could be adversely affected.
Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company or of its specific assets or liabilities (contingent or otherwise). This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness or as investment, tax or accounting advice. Duff & Phelps has not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (b) negotiate the terms of the Proposed Transaction, or (c) advise the Special Committee, the Board of Directors of the Company or any other party with respect to alternatives to the Proposed Transaction. This Opinion only addresses whether the Consideration to be received in lieu of fractional Shares by the holders of Shares other than affiliates of the Company in the Proposed Transaction is fair from a financial point of view to such holders and does not address any other aspect or implication of the Proposed Transaction on any holder of Shares or otherwise or any agreement, arrangement or understanding entered into in connection with the Proposed Transaction or otherwise including, without limitation, the receipt by such holders of any New Shares or the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public shareholders of the Company. In addition, Duff & Phelps is not expressing any opinion as to the market price or value of the Shares after announcement of the Proposed Transaction or the prices at which Shares or New Shares could be purchased or sold at any time. In rendering this Opinion, Duff & Phelps relied upon the fact that the Special Committee and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken; and Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.
Duff & Phelps has prepared this Opinion effective as of November 16, 2007. This Opinion is necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of November 16, 2007, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after November 16, 2007. Notwithstanding and without limiting the foregoing, in the event that there is any change in any fact or matter affecting this Opinion after November 16, 2007 and prior to the completion of the Proposed Transaction, Duff & Phelps reserves the right to change, modify or withdraw this Opinion.
The basis and methodology for this Opinion have been designed specifically for the express purposes of the Special Committee and may not translate to any other purposes. This Opinion is not a recommendation as to how the Special Committee, the Board of Directors of the Company or any holder of Shares should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, nor does it indicate that the Consideration paid is the highest amount payable under any circumstances. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

The Special Committee to the Board of Directors
November 16, 2007
Conclusion
Based upon and subject to the foregoing, Duff & Phelps is of the opinion that, as of November 16, 2007, the Cash Consideration to be received in lieu of fractional Shares by the holders of Shares other than affiliates of the Company in the Proposed Transaction is fair from a financial point of view to such holders.
Respectfully submitted,
DUFF & PHELPS, LLC